     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 5, 1997



                                            REGISTRATION STATEMENT NO. 333-22189

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           HUGOTON ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

                     KANSAS                                         48-1036256
        (State or other jurisdiction of                          (I.R.S. Employer
         incorporation or organization)                        Identification No.)

                           301 NORTH MAIN, SUITE 1900
                             WICHITA, KANSAS 67202
                                 (316) 262-1522
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                FLOYD C. WILSON
                        CHAIRMAN OF THE BOARD, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                           HUGOTON ENERGY CORPORATION
                           301 NORTH MAIN, SUITE 1900
                             WICHITA, KANSAS 67202
                                 (316) 262-1522
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

             ROBERT H. WHILDEN, JR.                              R. JOEL SWANSON
             VINSON & ELKINS L.L.P.                           BAKER & BOTTS, L.L.P.
             2300 FIRST CITY TOWER                               ONE SHELL PLAZA
                  1001 FANNIN                                  910 LOUISIANA STREET
              HOUSTON, TEXAS 77002                             HOUSTON, TEXAS 77002
                 (713) 758-2222                                   (713) 229-1234

                             ---------------------
     Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------
     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                                 MARCH 5, 1997

PROSPECTUS

6,000,000 SHARES

[HUGOTON LOGO]            HUGOTON ENERGY CORPORATION

COMMON STOCK
(NO PAR VALUE)

Of the shares of Common Stock, no par value (the "Common Stock"), being offered (the "Shares"), 1,500,000 Shares are being sold by Hugoton Energy Corporation ("Hugoton" or the "Company") and 4,500,000 Shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


The Common Stock is quoted on the Nasdaq National Market ("Nasdaq/NMS") under the symbol "HUGO." On March 4, 1997, the last reported sale price of the Common Stock on the Nasdaq/NMS was $11.00 per share. See "Price Range of Common Stock."


PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH BEGINNING ON PAGE 8 UNDER THE CAPTION "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                                                             PROCEEDS TO
                                    PRICE TO           UNDERWRITING       PROCEEDS TO        SELLING
                                    PUBLIC             DISCOUNT           COMPANY(1)         STOCKHOLDERS
Per Share.........................  $                  $                  $                  $
Total(2)..........................  $                  $                  $                  $

--------------------------------------------------------------------------------
(1) Before deducting estimated expenses payable by the Company, estimated at
    $        .


(2) The Company and a Selling Stockholder have granted the Underwriters 30-day options to purchase up to 900,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be
    $        , $        , $        and $        , respectively. See
    "Underwriting."



The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about             , 1997.


SALOMON BROTHERS INC
                DONALDSON, LUFKIN & JENRETTE
                          SECURITIES CORPORATION

                                 SMITH BARNEY INC.

                                              JEFFERIES & COMPANY, INC.

The date of this Prospectus is             , 1997.

                                 [MAPS TO COME]


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."



     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ/NMS IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     This summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated herein by reference. As used herein, the "Company" or "Hugoton" means Hugoton Energy Corporation and its consolidated subsidiaries unless the context requires otherwise. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment options will not be exercised. See "Certain Definitions" for definitions of certain oil and gas industry terms used in this Prospectus.


                                  THE COMPANY

     Hugoton Energy Corporation is a rapidly growing independent oil and natural gas company engaged in the exploration for and the development, exploitation, production and acquisition of oil and natural gas reserves and properties. The Company has historically been one of the most active independent operators in the Hugoton Field and has expanded its operations throughout the Mid-Continent area in Kansas, Oklahoma and Texas, and into the Permian Basin in West Texas and New Mexico, the Austin Chalk Trend of Texas and Louisiana and the Williston Basin in Montana and North Dakota. The Company intends to expand its reserve base by continuing its drilling and acquisition activities primarily in its four core areas. The Company focuses on exploring and developing properties that it believes possess significant upside potential, which can be realized through the application of 3-D seismic technology and traditional geologic studies, as well as advanced drilling and completion techniques.

     The Company has increased its proved reserves from 22 Bcfe at December 31, 1991 to 322 Bcfe at December 31, 1996. The proved reserves are 70% natural gas and are 77% proved developed producing, with a reserve-to-production ratio of 11 years, based on 1996 production. The Company operates 1,625 wells, representing 87% of its reserves. During the five years ended December 31, 1996, the Company added proved reserves equal to 500% of production at an average cost of $.66 per Mcfe. The Company's average net daily production has increased from 2.6 MMcfe during 1991 to 79.8 MMcfe during 1996. In addition, the Company increased its EBITDAX from $1.7 million in 1992 to $38.7 million in 1996.

     The Company's rapid growth is a result of its aggressive drilling and acquisition programs. During the last five years, the Company has drilled a total of 242 wells and completed 176 of them for a success ratio of 73%. This drilling program has added approximately 106 Bcfe of proved reserves, or 141% of production, at an average cost of $.37 per Mcfe.


     During the five year period ended December 31, 1996, the Company's acquisitions added over 270 Bcfe to proved reserves, or 359% of production, at an average cost of $.78 per Mcfe. The Company focuses on potential acquisitions within its core areas, but also considers selected opportunities in new areas. The Company's strategy is to acquire producing properties with operational control in oil and natural gas basins that offer significant exploitation, development and exploratory prospects. The Company's most significant acquisitions have been the purchase of two oil and natural gas partnerships owned by The Prudential Insurance Company of America ("Prudential") in 1993 and the purchase of Consolidated Oil & Gas, Inc. ("COG") in 1995.



     The Company has accumulated an acreage position of approximately 567,000 net acres, including 165,000 net acres that were added during 1996. These acreage holdings are located in the Company's four core areas and have exploration and development opportunities with multiple pay horizons. The Company believes that it has sufficient drilling prospects in its current acreage inventory to allow it to continue its drilling program through 1999, and it intends to continue to add acreage to its holdings. The Company's 1997 capital budget is $75 million, an increase of 70% over 1996 capital expenditures, and includes $50 million for the drilling of approximately 200 wells, $10 million for 3-D seismic and land costs and $15 million for small strategic acquisitions. In its 1997 drilling budget, the Company has assembled prospects with a wide range of risk profiles, with approximately 60% of the budget to be spent for relatively lower risk development drilling, and approximately 40% for exploratory drilling. The drilling budget will be expended 30% in the Hugoton Producing Area and other fields in the Mid-Continent area, 30% in the Permian Basin, 20% in the Austin Chalk Trend, and 20% in the Williston Basin.

BUSINESS STRATEGY AND CORE AREAS OF OPERATIONS

     The Company plans to continue to increase its reserves, production, cash flow and earnings through: (a) the aggressive development and exploration of its existing properties, (b) the utilization of advanced exploration and development techniques, including 3-D seismic and horizontal drilling, to maximize drilling success and minimize costs, (c) control of operations through the ownership of majority working interests in a significant number of its properties to minimize the cost of production and to direct the development of its extensive acreage position, (d) the acquisition of producing properties and undeveloped acreage in its core areas which are believed to have significant development and exploration potential and (e) the preservation of a strong financial position that affords the Company financing flexibility in the execution of its strategy.

     Set forth below is a description of the Company's four core operating areas:

  Hugoton Producing Area and Other Mid-Continent Properties

     The Company has assembled a substantial acreage position of over 330,000 net acres in these areas that offers a significant number of drilling opportunities. The producing properties located in this region contribute approximately 70% of the Company's current production. The Company has budgeted $15 million for the drilling of up to 114 wells in these areas in 1997.


     The Company currently has over 170 square miles of 3-D seismic data in the Hugoton Producing Area, and plans to shoot an additional 100 square miles during 1997. The Company plans to drill approximately 50 new wells during each of the next three years based on this data. Hugoton is participating in a joint exploration and development agreement with Oxy U.S.A. covering deep rights on a 180,500 acre block underlying the Hugoton Field. Since June 1996, the Company has drilled 22 wells in this exploration play, 20 of which were successful. Of these 20 wells, 13 are currently on production at a cumulative gross rate of approximately 2,200 Bbls of oil and 10 MMcf of natural gas per day, exceeding expectations based on the historical performance of other wells in the area. The Company's drilling success and production rates have been significantly improved as a result of the application of 3-D seismic technology.


     In Northwest Oklahoma, the Company is currently downspacing from 640 acres to 160 acres per well to fully develop selected leases and the Company plans to drill over 120 infill wells during the next three years, which will also explore additional formations. In the Dalhart Basin of West Texas, the Company is evaluating 3-D seismic data and intends to obtain additional seismic data in 1997 to identify drilling locations.

  Permian Basin


     The Company owns an interest in 39,000 net acres in the Permian Basin, which is located in the southwestern portion of Texas extending into southeastern New Mexico. The Company acquired its initial Permian Basin reserves and leases through its acquisition of COG in 1995. These properties are currently developed on 160-acre spacing, however, adjacent leases have shown development potential for increased production rates and additional reserves on 80-acre spacing. The Company is currently downspacing these properties to 80-acre spacing in the Spraberry Trend formation. Hugoton has identified over 100 development locations to be drilled over the next three years, and expects to drill deeper to evaluate untested horizons, including structural features in the Silurian Fusselman formation. The Company has budgeted $15 million for the drilling of up to 63 wells during 1997 in this Basin.

  Austin Chalk Trend


     During 1996, the Company acquired a 25% interest in eight producing gas wells in the downdip portion of the Austin Chalk Trend in Texas and a 50% interest in approximately 42,000 undeveloped acres in this Trend. These acquisitions targeted specific tracts where geological and geophysical studies indicated the existence of the Austin Chalk formation. Additionally, the Company acquired a 50% interest in 100,000 acres in three distinct prospect areas in the Louisiana portion of the Trend. During 1996, the Company drilled and completed its first five horizontal Austin Chalk wells in Texas, all of which were commercially productive. The Company has budgeted $10 million to drill eight horizontal Austin Chalk wells during 1997, including six in Texas and two in Louisiana.


  Williston Basin


     The Company acquired producing properties in the Williston Basin of Montana and North Dakota with the acquisition of COG in September 1995. These properties are predominantly oil producing and account for approximately 20% of the Company's current production. During 1996, the Company began aggressive 3-D seismic and acreage acquisition programs targeting multi-pay structures. The Company added 95,000 net undeveloped acres in areas with previously identified Red River formation closures, which were known to contain reservoir quality rocks with hydrocarbons present. The Company has identified 28 specific drilling prospects along the northwestern flank of the Basin and has initiated 3-D seismic work that covers approximately 90 square miles for the first 10 wells. The initial well is scheduled to be drilled during the second quarter of 1997 with an additional nine wells to be drilled during the rest of the year. The Company has budgeted $10 million for drilling in this area during 1997.


                                  THE OFFERING

Common Stock offered by:
  The Company................................  1,500,000 shares
  Selling Stockholders.......................  4,500,000 shares
Common Stock to be outstanding after the
  Offering...................................  21,202,036 shares*
Use of Proceeds by the Company...............  To repay a portion of bank indebtedness incurred in connection with acquisitions. See "Use of Proceeds."
Nasdaq/NMS Symbol............................  HUGO

---------------

* Based on the number of shares of Common Stock outstanding at December 31, 1996. Does not include a total of 1,222,687 shares issuable upon exercise of outstanding stock options. See "Description of Capital Stock."

                             ---------------------

     The Company is incorporated in the State of Kansas, its principal executive offices are located at 301 North Main, Suite 1900, Wichita, Kansas 67202 and its telephone number is (316) 262-1522.

                             SUMMARY FINANCIAL DATA

     The following table presents summary financial information of the Company for the periods indicated and should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Significant acquisitions of producing oil and gas properties affect the comparability of the financial data for the periods presented below.

                                                      YEARS ENDED DECEMBER 31,
                                         --------------------------------------------------
                                           1996       1995       1994      1993      1992
                                         --------   --------   --------   -------   -------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Oil and gas..........................  $ 66,292   $ 35,906   $ 23,696   $17,349   $ 6,731
  Gas plant............................     1,914      1,638      1,945     1,172     2,177
  Other(1).............................        10     (3,315)       (11)       16       547
                                         --------   --------   --------   -------   -------
          Total revenues...............    68,216     34,229     25,630    18,537     9,455
                                         --------   --------   --------   -------   -------
Expenses:
  Production...........................    21,667     11,570      7,528     7,178     4,671
  Gas plant............................     1,420        978      1,189       934     1,320
  Exploration..........................     1,711      2,239      3,036       587       137
  General and administrative...........     6,872      4,346      3,117     1,883     1,761
  Compensatory stock option
     expense(2)........................        --         --         --     3,289        --
  Depreciation, depletion and
     amortization......................    23,423     15,234      8,677     5,582     1,452
                                         --------   --------   --------   -------   -------
          Total expenses...............    55,093     34,367     23,547    19,453     9,341
                                         --------   --------   --------   -------   -------
Operating income (loss)................    13,123       (138)     2,083      (916)      114
Other income (expenses):
  Interest.............................    (6,070)    (5,108)    (3,077)   (2,371)     (502)
  Other................................       466        319        252       199        44
                                         --------   --------   --------   -------   -------
          Total other income
            (expense)..................    (5,604)    (4,789)    (2,825)   (2,172)     (458)
                                         --------   --------   --------   -------   -------
Income (loss) before income taxes and
  extraordinary item...................     7,519     (4,927)      (742)   (3,088)     (344)
(Provision) benefit for income taxes...    (3,316)     1,394         66       582       (86)
                                         --------   --------   --------   -------   -------
Income (loss) before extraordinary
  item.................................     4,203     (3,533)      (676)   (2,506)     (430)
Extraordinary item-loss from early
  extinguishment of debt, net of tax...        --       (136)        --        --        --
                                         --------   --------   --------   -------   -------
          Net income (loss)............  $  4,203   $ (3,669)  $   (676)  $(2,506)  $  (430)
                                         ========   ========   ========   =======   =======
          Net income (loss) per common
            share......................  $   0.21   $  (0.27)  $  (0.07)  $ (0.41)  $ (0.09)
                                         ========   ========   ========   =======   =======
Weighted average number of common
  shares outstanding...................    19,698     13,460     10,310     6,071     5,000
OTHER DATA:
Net cash provided by operating
  activities...........................  $ 29,484   $ 11,367   $ 10,431   $ 5,931   $ 1,928
Net cash (used) in investing
  activities...........................   (36,706)   (36,869)   (39,116)  (78,765)   (3,685)
Net cash provided by financing
  activities...........................     7,040     27,750     28,683    73,755     1,865
EBITDAX(3).............................    38,723     17,654     14,048     5,452     1,747
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)..............  $  8,545   $  6,083   $ 11,551   $ 1,732   $(2,234)
Property and equipment, net............   232,778    217,635     96,436    78,842    12,342
Total assets...........................   251,929    234,655    116,634    88,329    16,309
Long-term debt.........................    95,000     88,000     60,000    62,500     9,062
Shareholders' equity...................   131,527    127,324     50,225    19,995     1,184

---------------

(1) The year ended December 31, 1995 includes a charge of $2.7 million relating to the Company's natural gas hedging activities resulting from a loss of basis correlation for certain contracts (see Note 11 of Company's Notes to the Consolidated Financial Statements).

(2) Reflects a non-cash charge for compensatory stock options granted to certain employees that have been or will be satisfied by the Company's Chairman of the Board, President and Chief Executive Officer.

(3) EBITDAX represents income before depreciation, depletion, amortization, exploration expense, interest expense, income taxes and extraordinary item. EBITDAX is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                     SUMMARY OPERATING AND RESERVE DATA(1)

     The following table sets forth summary operating data and estimates of proved oil and gas reserves for the periods indicated. For additional information relating to reserves, see "Risk Factors -- Uncertainty of Estimates of Oil and Gas Reserves" and "Business and Properties -- Oil and Natural Gas Reserves" and Supplemental Oil and Gas Information in the Company's Notes to Consolidated Financial Statements.

                                                       YEARS ENDED DECEMBER 31,
                                         ----------------------------------------------------
                                           1996       1995       1994       1993       1992
                                         --------   --------   --------   --------   --------
NET PRODUCTION:
  Natural Gas (MMcf)...................    19,026     14,651     12,491      7,717      1,711
  Oil (MBbls)..........................     1,700      1,018        369        154         38
  Natural Gas Equivalents (MMcfe)(2)...    29,226     20,759     14,705      8,641      1,939
AVERAGE NET DAILY PRODUCTION:
  Natural Gas (Mcf)....................    51,983     40,139     34,223     21,142      4,688
  Oil (Bbls)...........................     4,644      2,789      1,012        423        104
  Natural Gas Equivalents (Mcfe)(2)....    79,847     56,873     40,295     23,680      5,312
AVERAGE SALES PRICES(3):
  Natural Gas ($/Mcf)..................  $   1.87   $   1.30   $   1.44   $   1.53   $   1.62
  Oil ($/Bbl)..........................     18.03      16.37      15.31      15.62      19.82
  Natural Gas Equivalents
     ($/Mcfe)(2).......................      2.27       1.72       1.61       1.64       1.82
Production Costs ($/Mcfe)(4)...........      0.74       0.56       0.51       0.49       0.50
PROVED RESERVES (end of period):
  Natural Gas (MMcf)...................   225,181    192,962    139,694    138,512     29,940
  Oil (MBbls)..........................    16,178     13,884      4,982      3,035        991
  Total Proved Reserves (MMcfe)(2).....   322,249    276,266    169,586    156,722     35,886
Annual Reserve Replacement Ratio(5)....       264%       605%       137%     1,566%       948%
Estimated Reserve Life (in years)(6)...      11.0       13.3       11.5       18.1       18.5
Present Value of estimated future net
  revenues before income taxes
  (discounted at 10%)($000s)(7)........  $464,440   $191,506   $ 80,929   $ 88,604   $ 19,160
Standardized measure of discounted
  future net cash flows ($000s)(7).....  $335,436   $173,250   $ 80,082   $ 84,116   $ 15,241

---------------

(1) Significant acquisitions of producing oil and gas properties affect the comparability of the operating data for the periods presented.

(2) Calculated based on a ratio of one barrel of oil equal to six thousand cubic feet of natural gas.

(3)  Includes the effect of hedging transactions.

(4) Includes lease operating costs and production and severance taxes and gathering, transportation and other production expense.

(5) The annual reserve replacement ratio is a percentage determined by dividing the estimated proved reserves added during a year from exploitation, development and exploration activities, and acquisitions of proved reserves by the oil and gas volumes produced during that year.

(6) Estimated reserve life is calculated on an Mcfe basis by dividing the total estimated proved reserves at year-end by the total net production during the year.

(7) The present value of estimated future net revenues before income taxes (discounted at 10%) as of December 31, 1996 and the standardized measure of discounted future net cash flows were determined using the weighted average sales prices of $3.79 per Mcf of natural gas and $24.53 per Bbl of oil.

                          FORWARD-LOOKING INFORMATION

     Certain of the statements set forth under "Prospectus -- Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business and Properties" and elsewhere in this Prospectus, such as the statements regarding planned capital expenditures, the availability of capital resources to fund capital expenditures and the number of anticipated wells to be drilled in 1997 and thereafter, are forward-looking and are based upon the Company's current belief as to the outcome and timing of such future events. There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, the matters described in "Risk Factors." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 1997 and beyond could differ materially from those expressed in the forward-looking statements.

                                  RISK FACTORS

     Prospective purchasers of Common Stock should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus in evaluating an investment in the Common Stock.

VOLATILITY OF OIL AND GAS PRICES

     The Company's future revenue, profitability and rate of growth are substantially dependent upon the prevailing prices of, and the demand for, oil and natural gas. Prices for oil and natural gas are subject to wide fluctuation due to changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of additional factors that are beyond the control of the Company, such as various economic, political and regulatory developments, and competition from other sources of energy.

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

     Estimating quantities of reserves and future net cash flows is not an exact science. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of the Company. This Prospectus contains estimates of the proved oil and gas reserves of the Company and the estimated future net cash flows therefrom. Such estimates rely upon various assumptions, including those prescribed by the Commission, such as future oil and gas prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. The present value of future net cash flows referred to in this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each reservoir. As a result, any such estimate is inherently an imprecise estimation of reserve quantities and estimated future net revenue therefrom. Actual future production, revenue, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves will vary from those assumed in the estimate.

     Any significant variance from the assumptions could materially affect the quantity and value of the Company's reserves as compared to the estimates set forth in this Prospectus. The Company's production operations may be curtailed or suspended as a result of governmental requirements or price controls, mechanical difficulties or other circumstances beyond the control of the Company. The Company's properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, these reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors.

NEED FOR DEVELOPMENT AND ACQUISITION OF ADDITIONAL RESERVES

     The Company's future success, as is generally the case in the industry, depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless the Company conducts successful exploration, development and exploitation activities on properties it currently owns or acquires additional properties containing proved reserves, the Company's proved reserves will decline. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities, title issues and other factors. Such assessments are necessarily inexact and their accuracy is inherently uncertain.

     There can be no assurance that the Company's exploration and development projects will result in significant additional reserves or that the Company will have success drilling productive wells at economically viable costs. Furthermore, while the Company's revenues may increase if prevailing oil and gas prices increase, the Company's finding costs for additional reserves could also increase.

     The Company intends to make substantial capital expenditures for the acquisition, exploration, development and production of its oil and natural gas reserves. While the Company believes that the net proceeds from the Offering, cash flow from operations and borrowings under the Company's existing bank credit facility should provide the Company sufficient funds for its planned activities through the end of 1997, additional debt or equity financing may be required prior to such time or thereafter to fund further exploration, exploitation and development activities or future property acquisitions. No assurances can be given as to the availability or terms of any such additional financing that may be required or that financing will continue to be available to the Company. If such financing is not available, the Company's exploration, exploitation and development activities and future property acquisitions may be curtailed.

RISKS OF HEDGING TRANSACTIONS

     In order to manage its exposure to price risks in the marketing of its oil and natural gas, the Company has in the past and expects to continue to enter into oil and natural gas price hedging arrangements with respect to a portion of its expected production. These arrangements may include futures contracts on the New York Mercantile Exchange ("NYMEX"), fixed price delivery contracts and financial swaps. While intended to reduce the effects of volatility of the price of oil and natural gas, such transactions may limit potential gains by the Company if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected, (ii) if there is a widening of price differentials between delivery points for the Company's production and the delivery point assumed in the hedging arrangement, (iii) the counterparties to the Company's future contracts fail to perform the contract, or (iv) a sudden, unexpected event materially impacts oil or natural gas prices. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Business and
Properties -- Hedging Activities."

CONCENTRATION OF OWNERSHIP


     The Company, Odyssey Partners, L.P. ("Odyssey"), Cramer, Rosenthal, McGlynn, Inc. ("CRM"), each of American Gas & Oil Investors, Limited Partnership, AmGO II, Limited Partnership, First Reserve Secured Energy Assets Fund, Limited Partnership, and First Reserve Fund V, Limited Partnership (collectively, the "First Reserve Group"), COMDISCO, Inc. ("Comdisco") and Floyd
C. Wilson ("Wilson") are parties to a certain Agreement of Shareholders (the "Shareholders Agreement"). The Shareholders Agreement provides that the parties agree, so long as they own certain percentages of common stock of the Company, to vote their shares of Company Common Stock to elect the members of the Board of Directors. See "Principal and Selling Stockholders -- Shareholders Agreement." Prior to the Offering, the parties to the Shareholders Agreement beneficially own approximately 83% of the outstanding shares of Common Stock, and following the Offering they will beneficially own approximately

56%. Accordingly, these shareholders, if they voted together, would have the ability to elect all of the Company's directors and to approve all other stockholder actions.

DEPENDENCE ON KEY PERSONNEL

     The Company depends to a large extent on the services of Floyd C. Wilson and W. Mark Womble. Mr. Wilson and Mr. Womble devote their full time to the Company. The Company currently has an employment contract with Mr. Wilson that expires in August 2000 and with Mr. Womble that expires in September 1999. The unavailability of Mr. Wilson or Mr. Womble could have a material adverse effect on the Company. The Company believes that its success is also dependent upon its ability to continue to employ and retain skilled technical personnel. See "Management."

MARKETABILITY OF PRODUCTION

     The marketability of the Company's production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities, and the unavailability or lack of capacity thereof could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. In addition, Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand could adversely affect the Company's ability to produce and market its oil and natural gas on a profitable basis.

COMPETITION

     The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as the equipment and labor required to develop and operate such properties. The Company also competes with major and independent oil and gas companies in the marketing and sale of oil and natural gas to marketers and end-users. Many of these competitors have financial and other resources substantially greater than those of the Company. See "Business and Properties -- Competition."

DRILLING RISKS

     Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling and completing wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions, and shortages or delays in the delivery of equipment. There can be no assurance as to the success of the Company's future drilling activities.

OPERATING HAZARDS

     The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations. In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify its purchase.

COMPLIANCE WITH GOVERNMENTAL REGULATIONS

     Oil and gas operations are subject to various federal, state and local governmental regulations which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. These laws and regulations have continually imposed increasingly strict requirements for water and air pollution control and solid waste management.

SHARES ELIGIBLE FOR FUTURE SALE

     Immediately upon completion of the Offering, the Company will have approximately 21,200,000 shares of Common Stock outstanding. The shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by an "affiliate" (as that term is defined under the Securities Act) of the Company, which may be subject to the resale limitations of Rule 144 promulgated under the Securities Act. All of the currently outstanding shares of Common Stock held by an "affiliate" of the Company within the meaning of Rule 144 may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

     As of December 31, 1996, options for a total of 1,222,687 shares of Common Stock were outstanding under the Company's stock option plans and various option agreements with officers and directors, 595,850 of which are currently exercisable. The Company has filed or plans to file registration statements covering the shares issuable upon exercise of such stock options and, accordingly, all shares issued upon exercise of such options are or will be freely tradeable under the Securities Act. In addition, the holders of approximately 6,495,541 shares of Common Stock have registered the sale of such Common Stock under the Securities Act of 1933 and the holders of 5,093,128 additional shares of Common Stock have certain registration rights with respect to such shares that may be exercised beginning 90 days after the date of this Prospectus. Future sales of shares of Common Stock by existing stockholders could adversely affect the market price of the Common Stock.

     The Selling Stockholders, certain other stockholders and each of the Company's existing executive officers and directors have agreed with the Underwriters not to offer, sell, contract to sell, grant any option for the purchase of or otherwise dispose of any shares of Common Stock beneficially owned by them as of the date of this Prospectus, other than as gifts to family members, for a period of 90 days after such date without the prior written consent of Salomon Brothers Inc on behalf of the Underwriters. See "Underwriting."

NO DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain its cash for the continued development of its business, including development, exploration and acquisition activities. In addition, the Company's bank credit facility currently restricts the ability of the Company to pay dividends.

                                USE OF PROCEEDS


     The net proceeds to the Company from this Offering are estimated to be $15.3 million ($20.0 million if the Underwriters' over-allotment options are exercised in full), assuming a public offering price of $11.00 per share and after deducting underwriting discounts and estimated offering expenses payable by the Company. Substantially all of such proceeds will be used to repay a portion of bank indebtedness incurred in connection with acquisitions and any remainder will be used for general corporate purposes, including working capital. At December 31, 1996, the average interest rate under the Company's revolving credit bank agreement expiring September 1999 was 6.54%. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at December 31, 1996 and as adjusted to reflect the sale of the shares of Common Stock offered hereby and the application of the net proceeds therefrom (estimated to be approximately $15.3 million). This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and in each case the related notes thereto included elsewhere in this Prospectus.



                                                                     AT DECEMBER 31, 1996
                                                              ----------------------------------
                                                                                       AS
                                                                HISTORICAL          ADJUSTED
                                                              ---------------    ---------------
                                                                        (IN THOUSANDS)
Long-term debt (1)..........................................     $ 95,000           $ 80,000
                                                                 --------           --------
Shareholders' equity:
  Preferred Stock, no par value, 10,000,000 shares
     authorized; no shares issued and outstanding...........           --                 --
  Common Stock, no par value, 100,000,000 shares authorized;
     19,702,036 shares issued and outstanding; 21,202,036
     shares issued and outstanding, as adjusted (2).........          197                212
Additional paid-in capital..................................      134,541            149,816
Retained deficit............................................       (3,211)            (3,211)
                                                                 --------           --------
     Total shareholders' equity.............................      131,527            146,817
                                                                 --------           --------
     Total capitalization...................................     $226,527           $226,817
                                                                 ========           ========


---------------

(1) For a description of the Credit Facility, see "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(2) Does not include 1,222,687 shares of Common Stock issuable upon exercise of options outstanding. See Note 7 of the Company's Notes to the Consolidated Financial Statements.

                          PRICE RANGE OF COMMON STOCK


     The Common Stock is traded on the Nasdaq/NMS under the symbol "HUGO". The following table sets forth for the periods indicated, the high and low sales prices as reported by the Nasdaq/NMS. On March 4, 1997, the last reported sale price of the Common Stock as reported by the Nasdaq/NMS was $11.00 per share.



                                                                HIGH                LOW
                                                                ----                ---
1995
First Quarter...............................................   $ 8 9/16            $ 6
Second Quarter..............................................     9 1/4               7 1/2
Third Quarter...............................................    10 1/2               8
Fourth Quarter..............................................     9 3/4               8 1/4
1996
First Quarter...............................................   $ 9 1/4             $ 7 1/4
Second Quarter..............................................     8 3/4               7
Third Quarter...............................................     9 3/8               7 3/8
Fourth Quarter..............................................    11 5/8               8 1/4
1997
First Quarter (through March 4).............................   $12 1/2             $ 9 1/4


     The Company had approximately 1,100 shareholders, including 1,000 beneficial owners and 100 holders of record as of February 15, 1997.

                                DIVIDEND POLICY

     Holders of Common Stock are entitled to cash dividends, when, as and if declared by the Board of Directors. The Company currently intends to reinvest its earnings in the business and does not intend to pay dividends on the Common Stock for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a description of certain limitations on the payment of dividends on the Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected financial information of the Company for the periods indicated and should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Significant acquisitions of producing oil and gas properties affect the comparability of the financial data for the periods presented below.

                                                          YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------
                                               1996       1995       1994      1993      1992
                                             --------   --------   --------   -------   -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Oil and gas..............................  $ 66,292   $ 35,906   $ 23,696   $17,349   $ 6,731
  Gas plant................................     1,914      1,638      1,945     1,172     2,177
  Other(1).................................        10     (3,315)       (11)       16       547
                                             --------   --------   --------   -------   -------
          Total revenues...................    68,216     34,229     25,630    18,537     9,455
                                             --------   --------   --------   -------   -------
Expenses:
  Production...............................    21,667     11,570      7,528     7,178     4,671
  Gas plant................................     1,420        978      1,189       934     1,320
  Exploration..............................     1,711      2,239      3,036       587       137
  General and administrative...............     6,872      4,346      3,117     1,883     1,761
  Compensatory stock option expense(2).....        --         --         --     3,289        --
  Depreciation, depletion and
     amortization..........................    23,423     15,234      8,677     5,582     1,452
                                             --------   --------   --------   -------   -------
          Total expenses...................    55,093     34,367     23,547    19,453     9,341
                                             --------   --------   --------   -------   -------
Operating income (loss)....................    13,123       (138)     2,083      (916)      114
Other income (expenses):
  Interest.................................    (6,070)    (5,108)    (3,077)   (2,371)     (502)
  Other....................................       466        319        252       199        44
                                             --------   --------   --------   -------   -------
          Total other income (expense).....    (5,604)    (4,789)    (2,825)   (2,172)     (458)
                                             --------   --------   --------   -------   -------
Income (loss) before income taxes and
  extraordinary item.......................     7,519     (4,927)      (742)   (3,088)     (344)
(Provision) benefit for income taxes.......    (3,316)     1,394         66       582       (86)
                                             --------   --------   --------   -------   -------
Income (loss) before extraordinary item....     4,203     (3,533)      (676)   (2,506)     (430)
Extraordinary item-loss from early
  extinguishment of debt, net of tax.......        --       (136)        --        --        --
                                             --------   --------   --------   -------   -------
          Net income (loss)................  $  4,203   $ (3,669)  $   (676)  $(2,506)  $  (430)
                                             ========   ========   ========   =======   =======
          Net income (loss) per common
            share..........................  $   0.21   $  (0.27)  $  (0.07)  $ (0.41)  $ (0.09)
                                             ========   ========   ========   =======   =======
Weighted average number of common shares
  outstanding..............................    19,698     13,460     10,310     6,071     5,000
OTHER DATA:
Net cash provided by operating
  activities...............................  $ 29,484   $ 11,367   $ 10,431   $ 5,931   $ 1,928
Net cash (used) in investing activities....   (36,706)   (36,869)   (39,116)  (78,765)   (3,685)
Net cash provided by financing
  activities...............................     7,040     27,750     28,683    73,755     1,865
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)..................  $  8,545   $  6,083   $ 11,551   $ 1,732   $(2,234)
Property and equipment, net................   232,778    217,635     96,436    78,842    12,342
Total assets...............................   251,929    234,655    116,634    88,329    16,309
Long-term debt.............................    95,000     88,000     60,000    62,500     9,062
Shareholders' equity.......................   131,527    127,324     50,225    19,995     1,184

---------------

(1) The year ended December 31, 1995 includes a charge of $2.7 million relating to the Company's natural gas hedging activities resulting from a loss of basis correlation for certain contracts (see Note 11 of Company's Notes to the Consolidated Financial Statements).

(2) Reflects a non-cash charge for compensatory stock options granted to certain employees that have been or will be satisfied by the Company's Chairman of the Board, President and Chief Executive Officer.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
GENERAL


     Hugoton Energy Corporation was formed in 1987 and until 1993 grew primarily through acquisitions in the Hugoton Producing Area. Since 1993, the Company has grown through producing property and leasehold acquisitions and development and exploratory drilling, primarily in three additional core areas: the Williston Basin, the Permian Basin and, most recently, the Austin Chalk Trend. Expansion into these areas marked a shift in the Company's asset base from the lower risk, limited upside of the Hugoton Producing Area to areas with much greater exploration and development potential. On February 1, 1994, the Company completed its initial public offering of 3.45 million shares of Common Stock.



     The Company's 1997 capital budget is $75 million, an increase of 70% over 1996 capital expenditures, and 70% of the drilling budget is planned for expenditures outside of the Hugoton Producing Area. The Company continues to aggressively pursue acquisitions, but the timing and impact of such acquisitions cannot be predicted.


     1996 Acquisitions and Property Sales. During 1996, the Company spent $17.4 million to acquire 165,000 additional net undeveloped acres, including 95,000 net acres in the Williston Basin. These acreage additions were equal to 70% of the Company's net undeveloped acres at December 31, 1995.

     On June 20, 1996, the Company purchased a 50% working interest for $12.9 million in approximately 95,000 gross acres in the Austin Chalk Trend in Louisiana. This acreage acquisition, coupled with the January 1, 1996 acreage acquisition mentioned below and several smaller acreage acquisitions in the third quarter, presents the Company with a total of 148,000 gross acres in the Austin Chalk Trend to explore.

     During 1996, the Company sold its interest in a group of non-strategic producing gas properties and a gas gathering and salt water disposal system located in Southern Colorado and Northern New Mexico to a major oil company for $4.5 million. The Company also sold its interest in approximately 450 non-strategic producing oil properties located in Northeast Oklahoma for $1.5 million.

     On January 1, 1996, the Company purchased an undivided interest in a group of producing oil and gas properties and undeveloped acreage for $9.7 million from a privately-held company that owns an undivided interest in and operates the properties. The producing properties and acreage are located in Southeast Texas and established a presence for the Company in the Austin Chalk Trend. The acquisition included eight producing wells and 35,000 gross acres, in which the Company's working interests are 25% and 50%, respectively.

     Prior Major Property Acquisitions. The Company's current property position has been shaped by two large acquisitions consummated in 1995 and 1993 and several smaller acquisitions.

     In September 1995, the Company acquired COG, a privately owned oil and gas company for $35 million in cash and 9.1 million shares of Common Stock. The acquisition extended the Company's operations into several basins outside the Hugoton Producing Area, primarily into the Williston Basin and Permian Basin.

     In July 1993, the Company significantly strengthened its position as a major operator in the Hugoton Field with the $73.5 million purchase from Prudential of interests in two limited partnerships formed to acquire and develop properties in the Hugoton Producing Area for which the Company had acted as general partner.

     These two acquisitions were supplemented by a $13.6 million acquisition of 56 producing wells in the Hugoton Producing Area from Mobil Corporation in 1995, as well as the purchase in 1994 of a 50% interest in 186,000 mineral acres covering deep rights underlying shallow production located in the Hugoton Field which is being developed jointly with Oxy U.S.A.

     The future results of the Company may depend on its ability to locate and develop additional oil and natural gas properties, to attract and employ new sources of capital, to develop these properties and to successfully market the resulting production of crude oil and natural gas products. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future but it is impossible to predict these future price movements. Declines in oil and natural gas prices may adversely affect the Company's cash flow, liquidity and profitability. Due to the nature of the oil and natural gas industry and the general risks relating to the exploration for and production of oil and natural gas, including the volatility of prices for crude oil and natural gas products, there can be no assurance that these efforts will be successful.

RESULTS OF OPERATIONS

     The following table sets forth the Company's oil and natural gas production during the periods indicated:

                                                          YEARS ENDED DECEMBER 31,
                                                         ---------------------------
                                                          1996      1995      1994
                                                         -------   -------   -------
Net Production:
  Natural gas (MMcf)...................................   19,026    14,651    12,491
  Oil (MBbls)..........................................    1,700     1,018       369
  Natural gas equivalents (MMcfe)......................   29,226    20,759    14,705
Average Sales Price(1):
  Natural gas ($/Mcf)(2)...............................  $  1.87   $  1.30   $  1.44
  Oil ($/Bbl)..........................................    18.03     16.37     15.31
  Natural gas equivalents ($/Mcfe).....................     2.27      1.72      1.61
Other Data:
  Production costs ($/Mcfe)(3).........................  $  0.74   $  0.56   $  0.51
  Depreciation, depletion and
     amortization($/Mcfe)(4)...........................     0.76      0.68      0.54

---------------

(1) Includes the effect of hedging transactions. See Note 11 of the Company's Notes to the Consolidated Financial Statements.

(2) Average prices received from sales of natural gas include revenues attributable to NGLs as the Company has not historically accounted separately for production or revenues attributable to NGLs.

(3) Consists of lease operating expenses, production and severance taxes and gathering, transportation and other production expense.

(4) Excludes depreciation, depletion and amortization not related to oil and gas properties.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net Income or Loss and Cash Flow from Operating Activities. For the year ended December 31, 1996, the Company reported net income of $4.2 million, or $.21 per share, on total revenue of $68.2 million. This compares to a net loss of $3.7 million, or $.27 per share, on total revenue of $34.2 million for the year ended December 31, 1995. Cash flows from operating activities for 1996 increased by 159% to $29.4 million from $11.4 million in 1995. The increase in net income for 1996 is largely attributable to a full year impact of the addition of the properties acquired in the COG acquisition completed in September of 1995, higher average sales prices per Mcfe ($2.27 in 1996 versus $1.72 in 1995) and the continued success of the Company's drilling program. The Company's net income, cash flows and average sales prices for 1996 were all significantly impacted by the Company's oil and natural gas swap contracts, resulting in pre-tax income and the average sales price per Mcfe being reduced by $8.7 million and $.30, respectively, for the year ended December 31, 1996.

     Oil and Gas Revenues. Revenues from oil and gas operations increased by 85% to $66.3 million in 1996, compared to $35.9 million during 1995. The increase from 1995 to 1996 is largely attributed to the inclusion of the COG and other acquisition properties for the full year in 1996, higher average sales prices and the continued success of the Company's drilling activities. The Company's 1996 gas production increased by 30% and oil production increased by 67% over 1995 production.

     Production Expense. Production expense for 1996 increased to $21.7 million compared to $11.6 million in 1995. The overall increase reflects the addition of a substantial number of wells (through the COG and other acquisitions and the Company's drilling program), and the per unit increase in production expenses reflects an increase in the oil component of the Company's production, which is relatively higher cost than gas production.

     Exploration Expense. Exploration expense decreased by $.5 million from $2.2 million in 1995 to $1.7 million in 1996. The decrease was due largely to the higher success rate achieved by the Company from its drilling program (87% in 1996 versus 72% in 1995).

     General and Administrative Expense. General and administrative expense increased to $6.9 million in 1996 compared to $4.3 million in 1995. This increase reflected the impact of a full year of expenses subsequent to the acquisition of COG and the continued expansion of the Company's operations.

     Depreciation, Depletion and Amortization Expense. Depreciation, depletion and amortization ("DD&A") for 1996 was $23.4 million compared to $15.2 million for 1995. The Company's DD&A expense per Mcfe increased from $.68 in 1995 to $.76 in 1996. These increases are mainly due to higher production levels in 1996 compared to 1995 and the result of increased DD&A rates resulting from the adjustment of such rates to incorporate the book allocated basis to proved oil and gas properties acquired from COG, which bear a higher unit of production DD&A rate than the Company's other producing properties.

     Interest Expense. Interest expense was $6.1 million for 1996 compared to $5.1 million for 1995. This increase is attributable to a higher average long-term debt balance outstanding during 1996, principally as a result of funding the COG and other acquisitions.

     Income Taxes. For 1996, the Company recorded a tax provision of $3.3 million compared to a $1.4 million benefit recorded in 1995. The effective tax rate for 1996 was 44.1% as compared to 28.3% in 1995. The provision recorded in 1996 exceeds a normal tax rate primarily as a result of the amortization of certain non-deductible property costs arising from the purchase allocation related to the COG acquisition.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net Loss and Cash Flow from Operating Activities. For the year ended December 31, 1995, the Company reported a net loss of $3.7 million, or $.27 per share, on total revenue of $34.2 million. This compares to a net loss of $0.7 million, or $.07 per share, on total revenue of $25.6 million for the year ended December 31, 1994. Cash flows from operating activities for 1995 increased by 9% to $11.4 million from $10.4 million in 1994. The increase in the net loss for 1995 was largely due to the charge to earnings of $2.7 million related to the decoupling of the Company's natural gas swap contracts during the fourth quarter of 1995 (see Note 11 of the Company's Notes to the Consolidated Financial Statements), losses incurred on the sale of oil and gas properties of $0.6 million during 1995 and an increase in the charge for expired leases of $0.9 million. The increase in revenues for 1995 is attributable to an increase in the price per Mcfe received by the Company ($1.72 in 1995 versus $1.61 in 1994) and the impact of the addition of the properties acquired in the COG acquisition completed in September 1995.

     Oil and Gas Revenues. Revenues from oil and gas operations increased by 52% to $35.9 million in 1995, compared to $23.7 million during 1994. The increase from 1994 to 1995 was largely attributable to the inclusion of the COG and other acquisition properties for four and six months, respectively, and the continued success of the Company's drilling activities. The Company's 1995 gas production increased by 17% and oil production increased by 176% over 1994 production.

     Production Expense. Production expense for 1995 increased by 54% to $11.6 million compared to $7.5 million in 1994. The increase reflects the addition of a substantial number of wells (through the COG and Mobil acquisitions and the Company's drilling program), and the increase in the oil component of the Company's production.

     Exploration Expense. Exploration expense decreased from $3.0 million in 1994 to $2.2 million in 1995. The decrease was due largely to the higher success rate achieved by the Company from its drilling program (72% in 1995 versus 62% in 1994) and a fewer number of wells drilled by the Company (39 gross wells in 1995 compared to 78 gross wells in 1994).

     General and Administrative Expense. General and administrative expense increased to $4.3 million in 1995 compared to $3.1 million in 1994. This increase reflected the continued expansion of the Company's operation and the associated costs of additional personnel; however; these expenses declined when expressed as a percentage of revenues reflecting the Company's efforts to acquire properties that can be incorporated into its existing property base with minimal incremental general and administrative expense.

     Depreciation, Depletion and Amortization Expense. DD&A for 1995 was $15.2 million compared to $8.7 million for 1994. The Company's DD&A expense per Mcfe increased from $.54 in 1994 to $.68 in 1995. These increases were mainly due to higher production levels in 1995 compared to 1994 and the result of increased DD&A rates resulting from the application of such rates to the book allocated basis to proved oil and gas properties acquired from COG in September 1995, which bear a higher unit of production DD&A rate than the Company's other producing properties.

     Interest Expense. Interest expense was $5.1 million for 1995 compared to $3.1 million for 1994. This increase was attributable to a higher average long-term debt balance outstanding during 1995, principally as a result of funding the COG and other acquisitions.

     Income Taxes. For 1995, the Company recorded a tax benefit of $1.4 million compared to a $.07 million benefit recorded in 1994. The benefit recorded in 1995 recognized the effect of the COG acquisition, whereby the Company accounted for the acquisition under the purchase method of accounting, and as required by FAS 109, the basis differences between the allocated fair value for book purposes and the assumed historical tax bases required the Company to establish the necessary deferred tax liabilities for these temporary differences. As such, the Company's deferred net tax liability position allowed the Company to recognize a tax benefit for the pre-tax operating losses generated in the period subsequent to the acquisition date of COG. During 1995, the pre-tax losses incurred by the Company prior to the acquisition of COG were not tax benefited because the Company was in a net deferred tax asset position which required such benefits to be reduced by valuation allowances.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital position increased by $2.5 million from year-end 1995 to $8.5 million at December 31, 1996. Cash decreased by $0.2 million and accounts receivable increased by $4.1 million. The Company's ratio of current assets to current liabilities was 2.0 to 1.0 at December 31, 1996 and
1.8 to 1.0 at December 31, 1995.

     Capital Expenditures. The Company's primary needs for cash are for exploration, development and acquisitions of oil and gas properties, payment of interest on outstanding indebtedness and working capital obligations. The Company's 1997 capital expenditure budget has been set at $75 million of which approximately $50 million is committed to drilling, $10 million for 3-D seismic and land costs and $15 million for small strategic acquisitions. Funding for the Company's exploration and development activities and its working capital obligations is provided primarily by internally-generated cash flow. The Company budgets its capital expenditures based on projected cash flows and routinely adjusts the level of its capital expenditures in response to anticipated changes in cash flows.

     Capital Resources. The Company's capital resources consist of cash flow from operating activities and funds available under the credit facility. On September 7, 1995, the Company arranged a new bank credit facility, simultaneously with the closing of the COG acquisition. The new facility is an unsecured $250 million revolving credit agreement that is due September 7, 1999. The facility is provided by seven banks, led by Bank One, Texas as agent and Texas Commerce Bank National Association as co-agent. The Borrowing Base, as defined in the loan agreement, is currently set at $135 million, and is subject to semi-annual redetermination based upon an evaluation of the Company's oil and gas reserves. Outstanding borrowings were $95 million at December 31, 1996.

     The credit facility provides the option of borrowing at floating interest rates based on Bank One's base rate or at a Eurodollar option based on the London Interbank Offered Rate ("LIBOR") plus 3/4 of 1% to 1.25% per annum, depending on the outstanding loan balance. Interest is paid quarterly or at the end of each interest period. The Company also incurs a commitment fee of 1/4 of 1% on the unused portion of the Borrowing Base. In addition, the credit facility also contains customary restrictive covenants, including restrictions on the payment of dividends in excess of 50% of the Company's annual net income, and requires the Company to maintain certain financial ratios.

     At December 31, 1996, the Company was a party to one interest rate swap agreement that was entered into on December 11, 1995 for $25 million in notional principal amount. The effect of this agreement is to provide the Company with an interest rate on $25 million in notional principal amount for the three-year term of the agreement of 5.445% plus a margin of 3/4 of 1% to 1.25%. Under market conditions at December 31, 1996, the aggregate effective annual interest rate after giving effect to the swap agreement was 6.542%.

     The Company has historically funded its operations and capital spending programs with cash flow from operations and borrowings under bank credit facilities. The Company believes that cash flow from operations and the borrowing availability under the credit facility will be sufficient to meet its anticipated capital requirements for 1997. However, because future cash flows and the availability of financing are subject to a number of variables, such as the level of production and the prices received for oil and natural gas, there can be no assurance that the Company's capital resources will be sufficient to maintain currently planned levels of capital expenditures.

     Hedging Transactions. With the objective of achieving more predictable revenues and cash flows and reducing the exposure to fluctuations in oil and natural gas prices, the Company has entered into hedging transactions of various kinds with respect to both oil and natural gas. While the use of these hedging arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements.

     At December 31, 1996, the Company had entered into swap agreements fixing the price of 70,000 barrels per month, for the first three months of its oil production for 1997 at a weighted average price of $24.25 per Bbl. In addition, the Company has entered into a forward sale of 20 MMcf of natural gas per day for the first three months of 1997 at a net price to the Company of $3.68 per Mcf. The Company continues to evaluate whether to enter into additional hedging transactions for 1997 and future years. In addition, the Company may determine from time to time to terminate its then existing hedging positions. (See Note 11 of the Company's Notes to the Consolidated Financial Statements).

     The Company's net income, cash flows and average sales prices for 1996 were all significantly impacted by the Company's oil and natural gas swap contracts, resulting in pre-tax income and the average sales price per Mcfe being reduced by $8.7 million and $.30, respectively, for the year ended December 31, 1996. The reduction was caused in part by an unusually high volatility of natural gas prices and the widening of the differential or correlation between the cash prices for the Company's production and the NYMEX contract settlement prices.

INFLATION AND CHANGES IN PRICES

     The Company's revenues and the value of its oil and natural gas properties have and will continue to be affected by changes in oil and natural gas prices. The Company's ability to maintain current borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent on oil and natural gas prices. Oil and natural gas prices are subject to significant seasonal and other fluctuations that are beyond the Company's ability to control or predict. Although certain of the Company's costs and expenses are affected by the level of inflation, inflation did not have a significant effect on the Company's operations during 1996 or 1995.

                            BUSINESS AND PROPERTIES

THE COMPANY

     Hugoton Energy Corporation is a rapidly growing independent oil and natural gas company engaged in the exploration for and the development, exploitation, production and acquisition of oil and natural gas reserves and properties. The Company has historically been one of the most active independent operators in the Hugoton Field and has expanded its operations throughout the Mid-Continent area in Kansas, Oklahoma and Texas, and into the Permian Basin in West Texas and New Mexico, the Austin Chalk Trend of Texas and Louisiana and the Williston Basin in Montana and North Dakota. The Company intends to expand its reserve base by continuing its drilling and acquisition activities primarily in its four core areas. The Company focuses on exploring and developing properties that it believes possess significant upside potential, which can be realized through the application of 3-D seismic technology and traditional geologic studies, as well as advanced drilling and completion techniques.

     The Company has increased its proved reserves from 22 Bcfe at December 31, 1991 to 322 Bcfe at December 31, 1996. The proved reserves are 70% natural gas and are 77% proved developed producing, with a reserve-to-production ratio of 11 years, based on 1996 production. The Company operates 1,625 wells, representing 87% of its reserves. During the five years ended December 31, 1996, the Company added proved reserves equal to 500% of production at an average cost of $.66 per Mcfe. The Company's average net daily production has increased from 2.6 MMcfe during 1991 to 79.8 MMcfe during 1996. In addition, the Company increased its EBITDAX from $1.7 million in 1992 to $38.7 million in 1996.

     The Company's rapid growth is a result of its aggressive drilling and acquisition programs. During the last five years, the Company has drilled a total of 242 wells and completed 176 of them for a success ratio of 73%. This drilling program has added approximately 106 Bcfe of proved reserves, or 141% of production, at an average cost of $.37 per Mcfe.


     During the five year period ended December 31, 1996, the Company's acquisitions added over 270 Bcfe to proved reserves, or 359% of production, at an average cost of $.78 per Mcfe. The Company focuses on potential acquisitions within its core areas, but also considers selected opportunities in new areas. The Company's strategy is to acquire producing properties with operational control in oil and natural gas basins that offer significant exploitation, development and exploratory prospects. The Company's most significant acquisitions have been the purchase of two oil and natural gas partnerships owned by Prudential in 1993 and the purchase of COG in 1995.



     The Company has accumulated an acreage position of approximately 567,000 net acres, including 165,000 net acres that were added during 1996. These acreage holdings are located in the Company's four core areas and have exploration and development opportunities with multiple pay horizons. The Company believes that it has sufficient drilling prospects in its current acreage inventory to allow it to continue its drilling program through 1999, and it intends to continue to add acreage to its holdings. The Company's 1997 capital budget is $75 million, an increase of 70% over 1996 capital expenditures, and includes $50 million for the drilling of approximately 200 wells, $10 million for 3-D seismic and land costs and $15 million for small strategic acquisitions. In its 1997 drilling budget, the Company has assembled prospects with a wide range of risk profiles, with approximately 60% of the budget to be spent for relatively lower risk development drilling, and approximately 40% for exploratory drilling. The drilling budget will be expended 30% in the Hugoton Producing Area and other basins in the Mid-Continent, 30% in the Permian Basin, 20% in the Austin Chalk Trend, and 20% in the Williston Basin.


PRINCIPAL OPERATING AREAS

     The Company operates primarily in four core areas, and is the operator of 1,625 wells representing 87% of proved reserves. The following table sets forth data as of December 31, 1996 with respect to the estimated quantities of proved oil and gas reserves and the present value of estimated future net revenues before taxes, determined in accordance with Commission regulations (discounted at 10%)

("PV-10") attributable to the Company's properties in each region. The PV-10 as of December 31, 1996 was determined using the weighted average sales prices of $3.79 per Mcf of natural gas and $24.53 per Bbl of oil.


                                                         NATURAL                    %
                                               OIL         GAS        TOTAL         OF         PV-10
PROPERTY/AREA                                (MBBLS)      (MMCF)     (MMCFE)      TOTAL       ($000)
-------------                                -------     --------    --------    --------    ---------
Hugoton/Mid-Continent......................   7,757      170,951     217,493        67%       $296,596
Permian Basin..............................   4,758       38,332      66,880        21         95,259
Austin Chalk...............................     136        8,771       9,587         3         20,084
Williston Basin............................   3,527        7,127      28,289         9         52,501
                                              -----       ------      ------       ---        -------
         Total.............................  16,178      225,181     322,249       100%       $464,440
                                              =====       ======      ======       ===        =======


  Hugoton Producing Area and Other Mid-Continent Properties

     The Hugoton Producing Area consists of both the Hugoton Field, located primarily in Kansas and in the Oklahoma and Texas panhandles, and the fields and pay zones underlying the Hugoton Field. The Company began its activities in the Hugoton Producing Area in 1987 with a mineral and working interest acquisition program. The Company's strategy has been to acquire shallow gas wells, lease unleased minerals, and obtain farmouts from major oil companies to obtain proven reserves, and more significantly, exploration rights to the deeper formations within the Hugoton Producing Area.


     Primary producing horizons in the region are the Permian Chase group, Pennsylvanian carbonates of the Lansing and Kansas City groups, Pennsylvanian Morrow sands, and Mississippian Chester sands. Depths of these formations range from 2,900 feet for the Chase group to 6,000 feet for the Chester sands. The Company's acreage position in this region comprises over 330,000 net acres, and includes a significant inventory of drilling opportunities developed using both traditional geological studies and 3-D seismic technology.



     The Company currently has over 170 square miles of 3-D seismic data in the Hugoton Producing Area, and plans to shoot an additional 100 square miles during 1997. The Company plans to drill approximately 50 new wells during each of the next three years based on this data. Hugoton is participating in a joint exploration and development agreement with Oxy U.S.A. covering deep rights on a 180,500 acre block underlying the Hugoton Field. Since June 1996, the Company has drilled 22 wells in this exploration play, 20 of which were successful. Of these 20 wells, 13 are currently on production at a cumulative gross rate of approximately 2,200 barrels of oil and 10 million cubic feet of natural gas per day, exceeding expectations based on the historical performance of other wells in the area. The Company's drilling success and production rates have been significantly improved as a result of the application of 3-D seismic technology.


     In 1994, Hugoton acquired interests in existing multi-pay gas producing wells in Woods and Woodward counties of Northwest Oklahoma. The area has been developed on 640-acre spacing, but the Company is currently downspacing to 160-acre spacing to fully develop selected leases. The development will require over 120 infill wells, which the Company intends to drill over the next three years, and which will also explore the Redfork sands located above the Chester sands.


     The Company's properties in the Texas Panhandle are located in the Barnett Ranch area of Carson and Hutchison counties, the Panhandle West and East fields, and the Sherman county area of the Texas Hugoton field. Hugoton is evaluating several prospects in Texas, including the Proctor/Fulton ranch area of Oldham and Hartley counties in the Dalhart Basin. The Company is evaluating existing 3-D seismic data in this area and intends to obtain additional seismic data in 1997 to identify drilling locations.


  Permian Basin


     The Company owns an interest in 39,000 net acres in the Permian Basin, covering an area of over 60 square miles, located in the southwestern portion of Texas and extending into southeastern New Mexico. The Company acquired its initial Permian Basin reserves and leases through its acquisition of COG in September 1995. Primary producing horizons include Spraberry sands, which produce from depths of 5,500 to 7,000 feet, and the Wolfcamp and Canyon sands which produce from depths of 7,000 to 8,000 feet.

     The Company is drilling downspacing wells in the Spraberry formation which is currently developed on 160-acre spacing, but which has shown excellent development potential on an 80-acre spacing. The Company has identified over 100 development locations to be drilled over the next three years, and expects to test additional horizons based on 3-D seismic including deeper Silurian Fusselman structural features.



     Since September 1996, the Company has drilled ten of these locations, all of which were successful. Seven of the wells are currently on production at a cumulative gross rate of 245 barrels of oil and 675 thousand cubic feet of gas per day. Based on these results, the Company intends to accelerate this development program during 1997.


  Austin Chalk Trend


     During 1996, the Company acquired a 25% interest in eight producing gas wells in the Austin Chalk Trend in Texas and a 50% interest in approximately 42,000 undeveloped acres in the downdip portion of this Trend. All of the Company's interests in this Trend are operated by a privately owned oil and gas company with experience and additional properties in the area. These acquisitions targeted specific tracts where geological and geophysical studies indicated the existence of the Austin Chalk formation of sufficient thickness and containing significant seismic events which generally indicate economic production. During 1996, the Company drilled and completed its first five horizontal Austin Chalk wells in Texas, all of which were commercially productive. Three additional wells are currently being drilled in the deepest-yet drilled portion of the Trend. Other operators have completed approximately eight wells in this area that are producing at rates ranging from 10 million cubic feet per day to, in one instance, over 80 million cubic feet per day.



     Additionally, the Company acquired a 50% interest in 100,000 acres in three distinct prospect areas in the Louisiana portion of the Trend. These acreage positions were chosen based on the presence of hydrocarbon-bearing Austin Chalk as evidenced by well logs and electric logs drilled to deeper depths, seismic features common to superior Austin Chalk production and the proximity to competitor activity in these areas. The Company plans to drill its initial well in this area during the third quarter of 1997.



     The Company intends to keep two rigs drilling on its Austin Chalk acreage holdings throughout 1997 and 1998. The Company has budgeted $10 million to drill eight horizontal Austin Chalk wells during 1997, including six in Texas and two in Louisiana.


  Williston Basin


     The Company acquired producing properties in the Williston Basin of Montana and North Dakota with the acquisition of COG in September 1995. These properties are predominantly oil producing and account for approximately 20% of the Company's current production. Included are eight fields producing both oil and gas from multiple pay zones. During 1996, the Company began aggressive 3-D seismic and acreage acquisition programs targeting multi-pay structures ranging in depth from 9,000 to 12,000 feet.



     The Company acquired over 95,000 net undeveloped acres in the Basin with previously identified Red River formation closures, which are known to contain reservoir quality rocks with hydrocarbons present. These structures have the potential for multiple pay zones. Reserves attributable to productive wells in the Red River area range from 100,000 barrels of oil per well to over 500,000 barrels of oil per well with producing rates ranging from 200 to 600 barrels of oil per day.



     The Company has identified 28 specific drilling prospects along the northwestern flank of the Basin and has initiated 3-D seismic work that covers approximately 90 square miles for the first 10 wells. The initial well is scheduled to be drilled during the second quarter of 1997 with an additional nine wells to be drilled during the rest of the year. The Company has budgeted $10 million for drilling in this area during 1997.


DRILLING

     The Company continues to aggressively develop and explore its extensive leasehold position and plans to drill approximately 200 wells during 1997.

     Infill and Development Drilling. The Company has drilled 93 infill and development wells during the last five years and achieved a success rate of 88%. The Company seeks to acquire properties that contain additional infill and development potential. These properties generally contain producing wells with multiple pay horizons that have not been fully developed.

     Field Extension and Exploratory Drilling. The Company has drilled 149 field extension and exploratory wells during the last five years and achieved a success rate of 63%. The Company continues to extend the limits of its producing fields as well as those owned by or acquired from others. In addition, the Company is involved in numerous exploration projects, including various 3-D seismic and horizontal drilling projects.

     The following table sets forth the wells drilled by the Company during the periods indicated:

                                                 YEARS ENDED DECEMBER 31,
                                      -----------------------------------------------
                                          1996             1995             1994
                                      -------------    -------------    -------------
                                      GROSS    NET     GROSS    NET     GROSS    NET
                                      -----    ----    -----    ----    -----    ----
Infill and Development:
  Productive........................  30.0     23.9     5.0      2.3    22.0     21.0
  Non-Productive....................   1.0      0.1     4.0      3.0     2.0      1.3
                                      ----     ----    ----     ----    ----     ----
          Total.....................  31.0     24.0     9.0      5.3    24.0     22.3
                                      ====     ====    ====     ====    ====     ====
Field Extension and Exploratory:
  Productive........................  28.0     12.2    23.0     14.4    26.0     20.0
  Non-Productive....................   8.0      5.8     7.0      5.8    28.0     21.0
                                      ----     ----    ----     ----    ----     ----
          Total.....................  36.0     18.0    30.0     20.2    54.0     41.0
                                      ====     ====    ====     ====    ====     ====
Total:
  Productive........................  58.0     36.1    28.0     16.7    48.0     41.0
  Non-Productive....................   9.0      5.9    11.0      8.8    30.0     22.3
                                      ----     ----    ----     ----    ----     ----
          Total.....................  67.0     42.0    39.0     25.5    78.0     63.3
                                      ====     ====    ====     ====    ====     ====


     As of December 31, 1996, the Company had a working interest in 939 gross (446 net) natural gas wells and 1,320 gross (1,064 net) oil wells. At February 28, 1997, the Company was participating in the drilling of seven wells.


GAS GATHERING AND PROCESSING


     The Company owns and operates the Kinsler gas gathering system and processing plant in Morton County, Kansas. The gathering system consists of more than 30 miles of pipelines and currently serves 28 wells, of which 24 are operated by the Company. The gathering system has a throughput capacity of approximately 10 MMcf per day of natural gas. During the year ended December 31, 1996, the system gathered an average of 4.1 MMcf per day of natural gas.



     The processing plant is currently processing 2.3 MMcf per day of natural gas and during the year ended December 31, 1996, the plant recovered an average of 9,000 gallons of NGLs per day. All gas delivered to the system is purchased by the Company at the wellhead at prices related to the Panhandle Eastern Pipe Line monthly index. All NGLs are trucked to the Jayhawk NGL pipeline and delivered to a Warren NGL, Inc. fractionation plant where they are sold at monthly average spot market prices. In August 1996, the Company modified its downstream transportation arrangements and now all residue gas available after processing is delivered to PanEnergy Field Services and is marketed on the Panhandle Eastern Pipe Line system at spot market prices.

ACREAGE

     The table below describes the Company's developed and undeveloped leasehold acreage as of December 31, 1996. A substantial portion of the developed leasehold acreage is developed above 3,500 feet, but is undeveloped below 3,500 feet.

                       UNDEVELOPED ACREAGE   DEVELOPED ACREAGE      TOTAL ACREAGE
                       -------------------   -----------------   -------------------
                        GROSS       NET       GROSS      NET       GROSS       NET
                       --------   --------   -------   -------   ---------   -------
Hugoton/Mid-
  Continent..........   221,754    112,984   311,070   219,792     532,824   332,776
Permian Basin........    19,616      4,208    44,074    34,712      63,690    38,920
Austin Chalk.........   149,583     68,136    12,147     3,339     161,730    71,475
Williston Basin......   265,810    111,240    49,778    13,009     315,588   124,249
                        -------    -------   -------   -------   ---------   -------
          Total......   656,763    296,568   417,069   270,852   1,073,832   567,420
                        =======    =======   =======   =======   =========   =======

     No possible or probable reserves have been assigned to the Company's undeveloped acreage. As is customary in the oil and gas industry, the Company can retain its interests in undeveloped acreage by drilling activity which establishes commercial production sufficient to maintain the leases, or by payment of delay rentals during the remaining primary term of such a lease. The Company paid $0.2 million in delay rentals for 1996 and projects an expense of approximately $1.7 million for 1997. The oil and natural gas leases in which the Company has an interest are for varying primary terms.


     In addition to the developed and undeveloped acreage indicated, the Company is engaged in numerous farmout agreements with other owners of oil and natural gas leases and is actively leasing additional acreage. A farmout agreement is a customary industry agreement which provides that the assignee drill an exploratory well or wells on the farmout properties, and if the well is completed as a commercial producer of oil and/or natural gas, the assignee earns an assignment of some or all of the assignor's oil and natural gas lease interests.


     As of December 31, 1996, the Company is an assignee in various farmout agreements. Rights to earn the interest in the farmout acreage can be surrendered by the Company at any time by giving notice to an assignor, or they can be lost through nonperformance by the Company.

OIL AND NATURAL GAS RESERVES

     The following table summarizes the estimates of the Company's proved producing, proved non-producing and proved undeveloped reserves as of December 31, 1996, and the discounted present value attributable to the Company's estimated proved reserves at such date, as estimated by independent petroleum engineers, Ryder Scott Company.


                                                      PROVED RESERVES
                                     --------------------------------------------------
                                     PRODUCING   NON-PRODUCING   UNDEVELOPED    TOTAL
                                     ---------   -------------   -----------   --------
Natural gas (MMcf).................   180,610         9,217         35,354      225,181
Oil and NGLs (MBbls)...............    11,200           868          4,110       16,178
Natural gas equivalents (MMcfe)....   247,810        14,425         60,014      322,249
Present value of estimated future
  net revenues before income taxes
  (discounted at 10%) ($000)(1)....  $345,544       $25,124        $93,772     $464,440


---------------


(1) The present value of estimated future net revenues before income taxes (discounted at 10%) as of December 31, 1996 was determined using the weighted average sales prices of $3.79 per Mcf of natural gas and $24.53 per Bbl of oil.

     These estimates of the Company's proved reserves have not been filed with or included in reports to any federal agency.

     In accordance with applicable requirements of the Securities and Exchange Commission (the "Commission"), estimates of the Company's proved reserves and future net revenues are made using oil and natural gas sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by oil and natural gas prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this document represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing oil and natural gas prices, operating costs and other factors, of which revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based.

     The volume of production from oil and natural gas properties declines as reserves are depleted. Except to the extent the Company acquires properties containing proved reserves or conducts successful exploration and development activities, or both the proved reserves of the Company will decline as reserves are produced. The Company's future oil and natural gas production is therefore highly dependent upon its level of success in finding or acquiring additional reserves.

PRODUCTION

     The following table sets forth the Company's oil and natural gas production data during the periods indicated:

                                                           YEARS ENDED DECEMBER 31,
                                                           ------------------------
                                                            1996     1995     1994
                                                           ------   ------   ------
Net Production(1):
  Natural gas (MMcf).....................................  19,026   14,651   12,491
  Oil (MBbls)............................................   1,700    1,018      369
  Natural gas equivalents (MMcfe)........................  29,226   20,759   14,705
Average Net Daily Production(1):
  Natural gas (Mcf)......................................  51,983   40,139   34,223
  Oil (Bbls).............................................   4,644    2,789    1,012
  Natural gas equivalents (Mcfe).........................  79,847   56,873   40,295
Average Sales Price(2):
  Natural Gas ($/Mcf)....................................  $ 1.87   $ 1.30   $ 1.44
  Oil ($/Bbl)............................................   18.03    16.37    15.31
  Natural gas equivalents ($/Mcfe).......................    2.27     1.72     1.61
Other Data:
  Production costs ($/Mcfe)(3)...........................  $ 0.74   $ 0.56   $ 0.51
  Depreciation, depletion and amortization ($/Mcfe)(4)...    0.76     0.68     0.54

---------------

(1) Net production and average net daily production excludes NGLs and natural gas purchased by AmGas Corporation and resold to third parties.

(2) Includes the effect of hedging transactions. Average prices received from sales of natural gas include revenues attributable to NGLs as the Company has not historically accounted separately for production or revenues attributable to NGLs.

(3) Consists of lease operating expenses, production and severance taxes and gathering, transportation and other production expenses.

(4) Excludes depreciation, depletion and amortization not related to oil and gas properties.

MARKETING

     Approximately 90% of the Company's natural gas production is sold at index related, spot-market prices. The balance of the Company's gas is sold under longer term contracts at percentage-of-proceeds or fixed prices.


     Most of the Company's spot market gas is sold to Cibola Energy Services Corporation ("Cibola"), a wholly-owned subsidiary of TransCanada Pipelines, Ltd. Under a marketing agreement, Cibola has marketing rights to all of the Company's undedicated gas production. The agreement mitigates the Company's exposure to pipeline imbalance penalties and enables the Company to take advantage of the size, diverse markets and trading expertise of Cibola, while still maintaining market control. This arrangement increases the Company's access to premium gas markets and enhances its pricing options. In addition, Cibola assists the Company in such areas as nominations, scheduling and solicitation of gathering and transportation discounts. This symbiotic relationship provides the benefits of an in-house marketing company, without the overhead expense. The agreement may be canceled by either party upon sixty days notice.


     Natural Gas Liquids. The Company's natural gas liquids produced from its processing plant are sold at market prices (see "Gas Gathering and Processing"). The Company's natural gas liquids extracted by third party processors are generally sold under percentage of proceeds contracts.

     Hedging Activities. The Company utilizes commodity swap agreements in an attempt to reduce its exposure to commodity price movements. At December 31, 1996, the Company had entered into swap agreements fixing the price of 70,000 Bbls per month, for the first three months of its oil production for 1997 at a weighted average price of $24.25 per Bbl. In addition, the Company had entered into forward sales contracts for 20 MMcf per day of natural gas for the first three months of 1997 at a net price of $3.68 per Mcf.

     Customers. During 1996, Cibola and GPM Gas Corporation each purchased in excess of 10% of the oil and natural gas sold by the Company (29% in the aggregate). The Company entered into an exclusive marketing agreement with Cibola during 1995. The agreement allows either party to terminate the agreement upon 60 days notice if they are dissatisfied with the results. The Company benefits from a long-standing business relationship with the above purchasers; however, based on the current demand for oil and natural gas, the Company does not believe the loss of any of these purchasers would have a material adverse effect on the Company (see Note 10 of the Company's Notes to the Consolidated Financial Statements).

     Oil and Natural Gas Condensate. All of the Company's crude oil and condensate is sold at current market prices, under various short and intermediate term contracts. The Company aggregates the majority of its production into regional packages and periodically solicits offers from qualified buyers.

     Trading. In December 1995, the Company formed HEC Trading Company ("HTC"), a wholly-owned subsidiary, to buy, sell and trade various oil and natural gas products, including financial instruments, in order to add value to the Company's production.

TITLE TO PROPERTIES

     As is customary in the oil and natural gas industry, the Company makes only a cursory review of title to farmout acreage and to undeveloped oil and natural gas leases upon execution of any contracts. Prior to the commencement of drilling operations, a thorough title examination is conducted and curative work is performed with respect to significant defects. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically responsible to cure any such title defects at its expense. If the Company were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. The Company has obtained title opinions on substantially all of its producing properties and believes that it has satisfactory title to such properties in accordance with standards generally accepted in the oil and gas industry. Prior to completing an acquisition of producing oil and natural gas leases, the Company obtains title opinions on all leases valued at $25,000 or greater. The Company's oil and natural gas properties are subject to customary royalty interests, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties.

COMPETITION

     The oil and gas industry is highly competitive. The Company competes for the acquisition of oil and natural gas properties, primarily on the basis of the price to be paid for such properties, with numerous entities, including major oil companies, other independent oil and gas concerns and individual producers and operators. Many competitors have financial and other resources substantially greater than those of the Company. The Company believes that it enjoys a competitive advantage over most other companies active in the Hugoton Producing Area because of its extensive database of information and its technical and geological experience in the area.

REGULATION

  General

     Various aspects of the Company's oil and natural gas operations are regulated by administrative agencies under statutory provisions of the states where such operations are subject to various types of regulation, including regulation by state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding upon the oil and gas industry and its individual members. The Federal Energy Regulatory Commission ("FERC") regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"). In the past, the Federal government has regulated the prices at which oil and gas could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act ("the Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and nonprice controls affecting wellhead sales of natural gas effective January 1, 1993.

  Regulation of Oil and Natural Gas Exploration and Production

     Exploration and production operations of the Company are subject to various types of regulation at the federal, state and local levels. Such regulations include requiring permits and drilling bonds for the drilling of wells, regulating the location of wells, the method of drilling and casing wells, and the surface use and restoration of properties upon which wells are drilled. Many states also have statutes or regulations addressing conservation matters, including provisions for the utilization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. Some state statutes limit the rate at which oil and gas can be produced from the Company's properties. See "Risk Factors -- Compliance with Governmental Regulations."

  Natural Gas Marketing, Gathering, Processing and Transportation

     Federal legislation and regulatory controls in the United States have historically affected the price of natural gas and the manner in which such production is marketed.

     Commencing in April 1992, the FERC issued Order Nos. 636,636-A, and 636-B ("Order No. 636"), which require interstate pipelines to provide transportation separate, or "unbundled," from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Although Order No. 636 does not directly regulate the Company's activities, the FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company's activities. Although Order No. 636 could provide the Company with additional market access and more fairly applied transportation service rates, Order No. 636 could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violation of those tolerances.

     In many instances, the result of Order No. 636 and related initiatives have been to substantially reduce or eliminate the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services.

     Order No. 636 has been implemented on all interstate pipelines. In July 1996, the United States Court of Appeals for the District of Columbia Circuit largely upheld Order No. 636. A number of parties have appealed this ruling to the Supreme Court and proceedings on remanded issues are currently ongoing at FERC. In addition, numerous parties have filed petitions for review of Order No. 636, as well as orders in individual pipeline restructuring proceedings. Upon such judicial review, these orders may be remanded or reversed in whole or in part. With Order No. 636 subject to court review, and pending ongoing court reviews of individual pipeline restructurings, it is difficult to predict with precision its ultimate effects.

     In December 1992, the FERC issued Order No. 547, governing the issuance of blanket marketer sales certificates to all natural gas sellers other than interstate pipelines. The order eliminates the need for natural gas producers and marketers to seek specific authorization under Section 7 of the NGA from the FERC to make sales of natural gas for resale. The FERC intends Order No. 547, in tandem with Order No. 636, to foster a competitive market for natural gas by giving natural gas purchasers access to multiple supply sources at market-driven prices. Order No. 547 may increase competition in markets in which the Company's natural gas is sold.

     The FERC has recently announced its intention to re-examine certain of its transportation-related policies, including the appropriate manner in which interstate pipelines release transportation capacity under Order No. 636, and the use of market-based rates for interstate gas transmission. While any resulting FERC action would affect the Company only indirectly, these inquires are intended to further enhance competition in natural gas markets.

     Regulation of onshore natural gas gathering activities is primarily a matter of state oversight. Regulation of gas gathering and transportation activities, depending upon the state involved, may include various transportation, safety, rate, environmental and non-discriminatory purchase and transport requirements.

  Oil Sales and Transportation Rates

     Sales prices of crude oil and gas liquids by the Company are not regulated. The price the Company receives from the sale of these products may be affected by the cost of transporting the products to market. Effective January 1995, the FERC implemented regulations establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system would generally index such rates to inflation, subject to certain conditions and limitations. The Company is not able at this time to predict the effects of these regulations if any, on the transportation costs associated with oil production from the Company's oil producing operations.

     Additional proposals and proceedings that might affect the oil and gas industry are pending before the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely.

  Pipeline Safety Regulation

     The Company's gathering operations are subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of facilities. Pipeline safety issues have recently been the subject of increasing focus in various political and administrative arenas at both the state and federal levels. Additional pending legislation would, among other things, increase the frequency with which certain pipelines must be inspected, as well as increase potential civil and criminal penalties for violations of pipeline safety.

  Operating Hazards and Environmental Matters

     The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Such hazards may hinder or delay drilling, development and on-line operations.

     Extensive federal, state and local laws govern oil and natural gas operations regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. Some laws, rules and regulations relating to protection of the environment may, in certain circumstances, impose "strict liability" for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence of fault on the part of such person. Other laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist. The regulatory burden on the oil and natural gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of the Company. Compliance with environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of Hugoton and its subsidiaries. The Company believes that it is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company. Nevertheless, changes in environmental law have the potential to adversely affect the Company's operations. For instance, at least two separate courts have recently ruled that certain wastes associated with the production of crude oil may be classified as hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act (commonly called "Superfund") and thus the Company could become subject to the burdensome cleanup and liability standards established under the federal Superfund program if significant concentrations of such wastes were determined to be present at the Company's properties or to have been produced as a result of the Company's operations. Alternately, pending amendments to Superfund presently under consideration by the U.S. Congress could relax many of the burdensome cleanup and liability standards established under the statute.

     The Company has established guidelines to be followed to comply with environmental laws, rules and regulations. The Company has designated a compliance officer whose responsibility is to monitor regulatory requirements and their impacts on the Company and to implement appropriate compliance procedures. The Company also employs an environmental manager whose responsibilities include causing the Company's operations to be carried out in accordance with applicable environmental guidelines and implementing adequate safety precautions.

     Although the Company maintains insurance against some, but not all, of the risks described above, including insuring the cost of clean-up operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future or that such insurance will be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on the Company's financial condition and operations.

     The Company has established guidelines to be followed to comply with environmental laws, rules and regulations. The Company has designated a compliance officer whose responsibility is to monitor regulatory requirements and their impacts on the Company and to implement appropriate compliance procedures. Although the company maintains pollution insurance against the costs of clean-up operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future.

EMPLOYEES


     On February 28, 1997, the Company employed 116 people, including 55 that work in the Company's various field offices. The Company believes its relationship with its employees is satisfactory.


OFFICES AND EQUIPMENT

     The Company leases its Wichita, Kansas headquarters under a lease covering approximately 40,000 square feet, expiring in 2006. The monthly rent is approximately $30,000. The Company also leases office space in Denver, Colorado and owns six field operating offices in Kansas, Oklahoma, Texas, and North Dakota. The Company also maintains an inventory of field equipment and materials including tubular goods, compressors, pumping units and field vehicles.

LEGAL PROCEEDINGS

     The Company is a named defendant in lawsuits and is a party in governmental proceedings from time to time arising in the ordinary course of business. While the outcome of such lawsuits and other proceedings against the Company cannot be predicted with certainty, management does not believe that these matters will have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

     The Company's Board of Directors currently has nine members. The following table sets forth the names, ages and titles of the current directors and executive officers of the Company and, in the case of the directors, the expiration of their respective terms.


                                                                                                                    EXPIRATION OF
                                 NAME                                   AGE                 POSITION               TERM AS DIRECTOR
                                 ----                                   ---                 --------               ----------------
Floyd C. Wilson.......................................................  50     Chairman of the Board, President          1999
                                                                               and Chief Executive Officer
W. Mark Womble........................................................  46     Executive Vice President and Chief        1999
                                                                               Financial Officer
J. W. Decker..........................................................  45     Executive Vice President and              1999
                                                                               Director
Jimmy W. Gowens.......................................................  48     Vice President of Exploration               --
Earl W. Ringeisen.....................................................  62     Vice President of Operations                --
Dallas W. Dobbs.......................................................  39     Vice President of Marketing                 --
Randall K. Click......................................................  43     Vice President of Land                      --
Shane M. Bayless......................................................  30     Controller                                  --
David S. Elkouri......................................................  43     Director                                  1998
John T. McNabb, II....................................................  52     Director                                  1998
Alan J. Andreini......................................................  50     Director                                  1998
Stephen Berger........................................................  57     Director                                  1997
Jonathan S. Linker....................................................  47     Director                                  1997
William E. Macaulay...................................................  51     Director                                  1997


     Floyd C. Wilson has been Chairman of the Board, President and Chief Executive Officer of the Company since he formed the Company in 1987. Mr. Wilson started in the energy business in Houston in 1970 as a completion engineer. He moved to Wichita in 1976 to start an oil and gas operating company, one of several successful energy ventures which preceded the 1987 formation of the Company. Mr. Wilson has served as a member of the Board of Directors of the Kansas Independent Oil and Gas Association.

     W. Mark Womble has been Chief Financial Officer and Vice President of the Company since October 1, 1993 and a Director since 1995. Mr. Womble has been Executive Vice President of the Company since May 18, 1995. Mr. Womble worked as a Financial Consultant in the Dallas office of Merrill Lynch & Co. from October 1991 to October 1993. Prior to October 1991, Mr. Womble was employed by a large independent oil and gas company for 10 years, the last three of which he served as Vice President and Treasurer.

     J. W. Decker has been Executive Vice President and Director of the Company since September 1995. Prior to joining the Company, Mr. Decker served as President and Chief Executive Officer of Consolidated Oil & Gas, Inc. from 1991 until it was merged into the Company in September 1995.

     Jimmy W. Gowens has been Vice President of Exploration of the Company since August 1993. From April 1987 to August 1993 Mr. Gowens was Manager of Exploration of the Company.

     Earl W. Ringeisen has been Vice President of Operations of the Company since August 1993, and from April 1987 to August 1993 Mr. Ringeisen was Production Superintendent and Completion Engineer of the Company.

     Dallas W. Dobbs has been Vice President of Marketing of the Company since May 1996. Mr. Dobbs was Controller from June 1993 to May 1996 and Manager of Information Systems from October 1991 to June 1993.

     Randall K. Click has been Vice President of Land of the Company since August 1996 and was Manager of Land from June 1994 to August 1996. Prior to joining the Company, Mr. Click was acting Director of Acquisitions and Divestitures for Atlantic Richfield Company from September 1993 until June 1994 and served as Senior Landman from April 1991 until September 1993.

     Shane M. Bayless has been Controller of the Company since May 1996 and Manager of Accounting from August 1993 to May 1996. Prior to joining the Company, Mr. Bayless was a Senior Auditor with Ernst & Young LLP from January 1990 to August 1993.

     David S. Elkouri has been a Director since July 1993. Mr. Elkouri has been a member in the law firm of Hinkle, Eberhart & Elkouri, L.L.C., Wichita, Kansas, since 1986.

     John T. McNabb, II has been a Director since July 1993. Mr. McNabb has been Chief Executive Officer and director of Growth Capital Partners, Inc., a merchant banking firm, since April 1992. Prior to such time, Mr. McNabb was a Managing Director and a board member of BT Southwest, Inc., a wholly-owned subsidiary of Bankers Trust New York Corporation, a merchant banking firm, beginning in July 1990. Mr. McNabb is also a director of Vintage Petroleum, Inc.

     Alan J. Andreini has been a Director since September 1995. Mr. Andreini has been Executive Vice President of Comdisco, Inc., a corporation which provides high technology asset management and continuity services, since 1994. From 1980 until 1994, Mr. Andreini was a Senior Vice President of Comdisco, Inc. Mr. Andreini is also a director of Comdisco, Inc.

     Stephen Berger has been a Director since July 1993. Mr. Berger has been a General Partner in Odyssey Partners, L.P., an investment partnership, since July 1993. From July 1990 to July 1993, Mr. Berger was employed by GE Capital Corporation, a corporate finance corporation, most recently as Executive Vice President. Mr. Berger is also a director of Forstmann & Company, Inc., Monarch Marking Systems, Inc., Scotsman Holdings, Inc. and The Scotsman Group, Inc.


     Jonathan S. Linker has been a Director since July 1996. Mr. Linker has served as Managing Director of First Reserve Corporation, an investment company, since November 1996. Mr. Linker has been President and director of IDC Energy, an oil and gas production and investment company, since January 1987. Mr. Linker is also Vice President and director of Sunset Production Corporation, an oil and gas company, since January 1992.



     William E. Macaulay has been a Director since September 1995. Mr. Macaulay has been President and Chief Executive Officer of First Reserve Corporation, an investment management firm, since 1983. Mr. Macaulay is also a director of Maverick Tube Corporation, Weatherford Enterra, Inc., National-Oilwell, Inc. and TransMontaigne Oil Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 1, 1997 by (i) each person who is known by the Company to be the beneficial owner (as determined in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended) of more than 5% of the outstanding Common Stock; (ii) each Selling Stockholder; (iii) each director and (iv) all executive officers and directors of the Company as a group.


                                  NUMBER OF
                                    SHARES                                      SHARES OWNED
                                 BENEFICIALLY        PERCENT     NUMBER             AFTER
                                   OWNED AT           BENE-        OF             OFFERING
                                 FEBRUARY 1,         FICIALLY    SHARES     ---------------------
              NAME                   1997             OWNED      OFFERED      NUMBER      PERCENT
              ----               ------------        --------   ---------   ----------    -------
Floyd C. Wilson                     4,257,541(a)       21.4%           --    4,257,541     19.9%
Odyssey Partners, L.P.              2,142,800(b)       10.8%    2,142,800           --        --
Cramer Rosenthal McGlynn, Inc.      1,423,934(c)        7.2%           --    1,423,934      6.7%
First Reserve Corporation           4,768,441(d)       24.1%    2,357,200    2,411,241     11.4%
Comdisco, Inc.                      3,859,820          19.5%           --    3,859,820     18.2%
John T. McNabb, II                     71,000(e)        *              --       71,000      *
Stephen Berger                      2,163,800(b)(f)    10.9%           --           --        --
David S. Elkouri                       51,000(g)        *              --       51,700      *
W. Mark Womble                         54,631(h)        *              --       54,631      *
J. W. Decker                          318,230(i)        1.6%           --      318,230      1.5%
Alan J. Andreini                    3,924,820(j)       19.9%           --    3,924,820     18.5%
William E. Macaulay                 4,768,441(k)       24.1%           --    2,411,241(d)  11.4%
Jonathan S. Linker                  4,791,941(k)       24.3%           --    2,434,741(d)  11.5%
Directors and executive officers   15,837,284(l)       77.7%           --   11,316,284     51.8%
  as a group (15 persons)


---------------

 *  Represents less than 1%

(a) Does not include 141,750 shares currently owned by Mr. Wilson but which are subject to an agreement with the Company pursuant to which Mr. Wilson is required to contribute to the Company the number of shares necessary to satisfy the exercise of certain of the options previously granted by the Company in exchange for receipt of the exercise price therefor. Includes 100,000 shares held by Mr. Wilson's wife and 100,000 shares held by a family limited partnership, of which Mr. Wilson's wife is the general partner and his children are limited partners. Also includes 204,626 shares held by The Wilson Foundation, 5,991 shares allocated to Mr. Wilson pursuant to the Company's 401(k) Profit Sharing Plan (based on a plan statement dated as of September 30, 1996), and 125,000 shares issuable pursuant to presently exercisable options granted to Mr. Wilson pursuant to stock option agreements with the Company.

(b) Leon Levy, Jack Nash, Joshua Nash, Stephen Berger (a director of the Company) and Brian Wruble, by virtue of being general partners of Odyssey, share voting and investment power with respect to the Company's Common Stock owned by Odyssey and, accordingly, may each be deemed to own beneficially the Company's Common Stock owned by Odyssey. Each of the aforesaid persons has expressly disclaimed any such beneficial ownership which exceeds the proportionate interest in the Common Stock which he may be deemed to own as a general partner of Odyssey. Odyssey is a private investment firm with substantial equity capital invested in marketable securities and closely held businesses. The address of each of the general partners of Odyssey is the address of Odyssey.

(c) As disclosed on the latest Schedule 13G, dated as of May 1, 1996, filed with the Securities and Exchange Commission.


(d) As disclosed on Amendment No. 1 to Schedule 13D, dated as of January 28, 1997, filed with the Commission. First Reserve Corporation owns no shares of the Company's Common Stock directly but, as the managing general partner of the entities named below, it shares voting and investment power over such shares with such entities. First Reserve Corporation is the managing general partner of First Reserve Secured Energy Asset Fund, Limited Partnership ("FRSEA"), First Reserve Fund V, Limited Partnership ("Fund V"), American Gas & Oil Investors Limited Partnership ("AmGO") and AmGO II, Limited Partnership ("AmGO II"). The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 1, 1997:



                                                                                 SHARES OWNED AFTER THE
                                NUMBER OF SHARES        PERCENT      NUMBER OF          OFFERING
                              BENEFICIALLY OWNED AT   BENEFICIALLY    SHARES     -----------------------
              NAME              FEBRUARY 1, 1997         OWNED        OFFERED      NUMBER       PERCENT
    ------------------------  ---------------------   ------------   ---------   -----------   ---------
    FRSEA...................        1,833,956              9.3%      1,233,956       600,000       2.8%
    Fund V..................        2,138,802             10.7%        619,764     1,519,038       7.2%
    AmGO....................          584,407              3.0%        292,204       292,203       1.4%
    AmGO II.................          211,276              1.1%        211,276            --         --


(e) Represents 71,000 shares issuable upon exercise of options granted to Mr. McNabb pursuant to stock option agreements with the Company.

(f) Includes 21,000 shares issuable upon exercise of options granted to Mr. Berger pursuant to stock option agreements with the Company.

(g) Includes 46,000 shares issuable upon exercise of options granted to Mr. EIkouri pursuant to stock option agreements with the Company. Includes 4,000 shares owned by The David S. and Debbi C. Elkouri Foundation and 1,000 shares owned by The David S. Elkouri Rollover IRA.

(h) Includes 50,000 shares issuable upon exercise of options granted to Mr. Womble pursuant to stock option agreements with the Company. Includes 3,251 shares acquired pursuant to the Company's 401(k) Profit Sharing Plan (based on a plan statement dated as of September 30, 1996).

(i) Includes 93,750 shares issuable upon exercise of options granted to Mr. Decker pursuant to a stock option agreement with the Company, 31,250 shares of which are pursuant to a stock option agreement which has not yet been approved by the stockholders of the Company.


(j) Includes 15,000 shares issuable upon exercise of options granted to Mr. Andreini pursuant to a stock option agreement with the Company. Also includes 3,859,820 shares beneficially owned by Comdisco, for which Mr. Andreini shares voting and investment power as an executive officer of Comdisco. Mr. Andreini disclaims beneficial ownership of the Company's Common Stock owned by Comdisco.



(k) Messrs. Macaulay and Linker are each managing directors and Mr. Macaulay is a stockholder of First Reserve Corporation. First Reserve Corporation is the managing general partner of FRSEA, Fund V, AmGO and AmGO II which collectively own, 4,768,441 shares of the Company's Common Stock. Messrs. Macaulay and Linker each disclaim beneficial ownership of the Company's Common Stock owned by the partnerships, but through their positions at First Reserve Corporation share voting and investment power over such shares.



(l) Includes 538,875 shares issuable upon exercise of options under the 1993 Option Plan, the 1995 Option Plan and the Additional Option Agreements, including 135,750 of the 141,750 shares referenced in (a) above. Includes 78,000 shares issuable upon exercise of options under the Amended and Restated 1993 Nonemployee Directors' Stock Option Plan. Also includes shares held by Odyssey, Comdisco, and partnerships and entities for whom First Reserve Corporation is the managing general partner.

SHAREHOLDERS AGREEMENT

     On September 7, 1995, as a condition to the merger between the Company and COG, the Company, Odyssey, CRM, the First Reserve Group, Comdisco and Wilson entered into the Shareholders Agreement. The Shareholders Agreement provides that, so long as the parties own their shares or until the Shareholders Agreement is terminated, such parties agree to use their best efforts (including voting the shares owned by them and their affiliates, calling special meetings of the stockholders of the Company and executing and delivering written consents) to elect nine members of the Board, consisting of the following: three members designated by the First Reserve Group, one member designated by Comdisco, two members designated by Wilson, one member designated by Odyssey and two members designated by a vote of a majority of the stockholders of the Company.

     Each party's right to designate a director or directors shall terminate if such party's ownership of the Company's Common Stock is below 5% of the outstanding Common Stock of the Company. After the Offering, Odyssey will no longer own any Common Stock of the Company; therefore, its right to designate a director will terminate.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, without par value, and 10,000,000 shares of Preferred Stock, without par value.

COMMON STOCK

     Upon completion of the Offering, the Company will have 21,202,036 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

     The Company has an authorized class of undesignated Preferred Stock consisting of 10,000,000 shares, none of which are issued and outstanding. The Board of Directors is authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue up to 10,000,000 shares of Preferred Stock from time to time, in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights.

     The Board of Directors has the authority to issue shares of Preferred Stock and to determine its rights and preferences to eliminate delays associated with a shareholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock, but may do so in the future. Under certain circumstances, the issuance of such Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest for the Company, the assumption of control of the Company by a holder of a large block of the Company's securities or the removal of incumbent directors.

CLASSES OF DIRECTORS

     The Company's Bylaws provide that the Board of Directors shall consist of three classes of directors, each serving for a three-year term ending in a successive year. This provision may make it more difficult to effect a takeover of the Company because it would generally take two annual meetings of shareholders for an acquiring party to elect a majority of the Board of Directors. As a result, a classified Board of Directors may discourage proxy contests for the election of directors or purchases of a substantial block of stock because it could operate to prevent obtaining control of the Board of Directors in a relatively short period of time. For information relating to a shareholders agreement among the principal stockholders of the Company, see "Shareholders Agreement."

  Indemnification Provisions

     The Company's Bylaws provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the Kansas General Corporation Code. Under such provisions, any director or officer, who in his capacity as such, is made or threatened to be made, a party to any suit or proceeding, may be indemnified if the Board of Directors determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, New York, New York.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Stockholders and Salomon Brothers Inc, Donaldson, Lufkin & Jenrette Securities Corporation, Smith Barney Inc. and Jefferies & Company, Inc., as representatives of the several underwriters (the "Representatives"), the Company and the Selling Stockholders have agreed to sell to the entities named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholders, the aggregate number of shares of Common Stock set forth opposite its name below.

                                           NUMBER
              UNDERWRITERS                OF SHARES
              ------------                ---------
Salomon Brothers Inc ...................
Donaldson, Lufkin & Jenrette Securities
  Corporation...........................
Smith Barney Inc. ......................
Jefferies & Company, Inc. ..............

                                          ---------

          Total.........................  6,000,000
                                          =========

     The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment option described below), if any are purchased.


     The Representatives have advised the Company that they propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $     per share. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of $     per share on
sales to certain other dealers. After the initial offering, the price to public and concessions to dealers may be changed.



     First Reserve Secured Energy Asset Fund, Limited Partnership; First Reserve Fund V, Limited Partnership; American Gas & Oil Investors, Limited Partnership and AmGO II, Limited Partnership have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the price to public less the underwriting discount set forth on the cover page of this Prospectus and, subject to the prior exercise in full of the option granted by such Selling Stockholders, the Company has granted the Underwriters a similar option for an additional 450,000 shares. The Underwriters may exercise these options solely for the purpose of covering over-allotments, if any, incurred in the sale of shares of Common Stock being offered hereby. To the extent the Underwriters exercise such options, each of the Underwriters will be obligated, subject to certain conditions, to purchase the same proportion of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.



     For a period of 90 days after the date of this Prospectus, the Company, certain stockholders including the Selling Stockholders, and each director and executive officer of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any other capital stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock or any such other capital stock without the prior written consent of Salomon Brothers Inc, except (i) the Company may issue securities pursuant to the Company's stock option or other benefit or incentive plans maintained for its officers, directors or employees and (ii) the Company may issue shares in connection with an acquisition, provided that the recipient of the shares agrees to the foregoing restrictions.

     No action has been taken or will be taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this Prospectus are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered hereby and the distribution of this Prospectus.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain civil liabilities, including certain liabilities under the Securities Act or contribute to payments the Underwriters may be required to make in respect thereof.


     In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 900,000 shares of Common Stock, by exercising the Underwriters' over-allotment options referred to above. In addition, Salomon Brothers Inc, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.


                                 LEGAL OPINIONS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas, and certain legal matters will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of Hugoton Energy Corporation as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The estimates of oil and gas reserves appearing herein at December 31, 1994, 1995 and 1996 were based upon engineering studies prepared by the independent petroleum engineering firm of Ryder Scott Company Petroleum Engineers. Such estimates are included herein in reliance upon the authority of such firm as an expert in such matters.

                              CERTAIN DEFINITIONS

     As used in this Prospectus, the following terms have the following specific meanings: "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "Bbls" means barrels, "MBbls" means thousand barrels and "MMBbls" means million barrels, "Mcfe" means thousand cubic feet equivalent, "MMcfe" means million cubic feet equivalent, "Bcfe" means billion cubic feet equivalent, "MMbtu" means million British thermal units and "Tcf" means trillion cubic feet.

     Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 degrees Fahrenheit. Natural gas equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids so that one barrel of oil is referred to as six Mcf of natural gas equivalent or "Mcfe".

     The term "spot market" as used herein refers to natural gas sold under contracts with a term of six months or less or contracts which call for a redetermination of sales prices every six months or earlier.

     With respect to information concerning the Company's working interests in wells or drilling locations, "gross" oil and gas wells or "gross" acres is the number of wells or acres in which the Company has an interest, and "net" oil and gas wells or "net" acres are determined by multiplying "gross" wells or acres by the Company's working interest in those wells or acres. A working interest in an oil and gas lease is an interest that gives the owner the right to drill, produce, and conduct operating activities on the property and to receive a share of production of any hydrocarbons covered by the lease. A working interest in an oil and gas lease also entitles its owner to a proportionate interest in any well located on the lands covered by the lease, subject to all royalties, overriding royalties and other burdens, to all costs and expenses of exploration, development and operation of any well located on the lease, and to all risks in connection therewith.

     "Acreage held by production" means acreage covered by an oil and gas lease which has a producing well on it, or which is pooled with a lease or leases having one or more producing wells on them, so the lease is maintained in effect for the duration of such production.

     "Capital expenditures" means costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land related overhead expenditures; delay rentals; producing property acquisitions; and other miscellaneous capital expenditures.

     A "development well" is a well drilled as an additional well to the same horizon or horizons as other producing wells on a prospect, or a well drilled on a spacing unit adjacent to a spacing unit with an existing well capable of commercial production and which is intended to extend the proven limits of a prospect. An "exploratory well" is a well drilled to find commercially productive hydrocarbons in a unproved area, or to extend significantly a known prospect.

     "EBITDAX" means income before depletion, depreciation, amortization, exploration expense, interest expense, income taxes and extraordinary items.

     A "farmin" or "farmout" means an agreement whereunder the owner of a working interest in an oil and gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farmin" while the interest transferred by the assignor is a "farmout."

     "Hugoton Field" means the Chase formation of the Kansas Hugoton field in southwest Kansas and the Guymon Hugoton field in the Oklahoma panhandle and the Brown Dolomite formation of the Texas Hugoton field in the Texas panhandle, the Bradshaw gas area of southwest Kansas (which is also in the Chase formation) and the Panhandle fields of Texas (which are also in the Brown Dolomite formation).

     "Hugoton Producing Area" means the Hugoton Field and the fields and pay zones underlying the Hugoton Field.

     "Infill drilling" means drilling for the development and production of proved undeveloped reserves or to economically accelerate production of reserves classified as proved developed.

     "Mineral interests" means an interest in the minerals in the ground, sometimes subject to a mineral lease, which entitles the owner to a specified portion of the production or the proceeds from the sale of the production thereof unburdened by operating and development costs.

     "Multiple pay horizons" refers to the existence of numerous distinct potential or proved producing formations oriented such that a vertical well bore may encounter one or more of the formations which in turn increases the likelihood of such well bore resulting in a productive well.

     "Natural gas equivalents" means a volume, expressed in Mcf's of natural gas, which includes not only natural gas but also oil, condensate or natural gas liquids converted to an equivalent quantity of natural gas on an energy equivalent basis. Equivalent gas reserves are based on a conversion factor of six Mcf of gas per barrel of liquids.

     "Overriding royalty interests" means an interest in an oil and gas property entitling the owner to a share of natural gas and oil production free of costs of production.

     "Present value of future net revenues" means estimated future net revenues discounted at a rate of ten percent per annum.

     "Productive well" means a well that is producing oil or gas or that is capable of production.

     "Reserves" means natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable. "Proved developed reserves" includes proved developed producing reserves and includes only those reserves expected to be recovered from existing completion intervals in existing wells. "Proved reserves" means the estimated quantities of oil, natural gas, natural gas liquids and oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. "Proved undeveloped location" means a site on which a development well can be drilled consistent with local spacing rules for the purpose of recovering proved reserves. "Proved undeveloped reserves" includes those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. "Reserve life" means the proved reserves divided by the annualized production volumes. "Undeveloped acreage" means lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     "Recompletion" means the completion for production of an existing wellbore in another formation in which the well has previously been completed.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement", which term encompasses all amendments, exhibits, annexes and schedules thereto) under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational and reporting requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement filed by the Company with the Commission, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, are available at the web site that the Commission maintains at http://www.sec.gov and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is quoted on the Nasdaq/NMS and such reports, proxy and information statements and other information concerning the Company are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus is the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed previously with the SEC pursuant to Section 13 of the Exchange Act. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to W. Mark Womble, Executive Vice President, Hugoton Energy Corporation, 301 North Main, Suite 1900, Wichita, Kansas 67202 (telephone: (316) 262-1522).

                           HUGOTON ENERGY CORPORATION

              INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

                                                              PAGE
                                                              ----
Consolidated Financial Statements:
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1995......................................................   F-3
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1995, and 1994.........................   F-4
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1996, 1995 and 1994..............   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1995 and 1994..........................   F-6
Notes to Consolidated Financial Statements..................   F-7
Unaudited Supplemental Oil and Gas Information..............  F-21

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Hugoton Energy Corporation

     We have audited the accompanying consolidated balance sheets of Hugoton Energy Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hugoton Energy Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Wichita, Kansas
February 7, 1997

                           HUGOTON ENERGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
                                                                 (IN THOUSANDS)
                           ASSETS
Current assets:
  Cash......................................................  $  3,732    $  3,914
  Accounts receivable, less allowance for doubtful accounts
     of $146 ($155 in 1995).................................    12,985       8,859
  Other.....................................................       568       1,096
                                                              --------    --------
          Total current assets..............................    17,285      13,869
                                                              --------    --------
Properties and equipment, at cost (successful efforts
  method)
  Proved properties.........................................   253,419     232,173
  Unproved properties.......................................    24,696       7,314
  Gas plant and gathering system............................     1,478       2,976
  Other.....................................................     6,303       5,612
                                                              --------    --------
                                                               285,896     248,075
          Less accumulated depreciation, depletion and
            amortization....................................   (53,118)    (30,440)
                                                              --------    --------
                                                               232,778     217,635
                                                              --------    --------
Other assets, net...........................................     1,866       3,151
                                                              --------    --------
          Total Assets......................................  $251,929    $234,655
                                                              ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  6,534    $  4,439
  Other accrued liabilities.................................     1,104         831
  Accrued swap contract liability...........................        --       1,646
  Accrued property taxes payable............................       505         529
  Accrued interest payable..................................       597         341
                                                              --------    --------
          Total current liabilities.........................     8,740       7,786
                                                              --------    --------
Long-term debt..............................................    95,000      88,000
Deferred income taxes.......................................    16,142      10,795
Other deferred liabilities..................................       520         750
Commitments and contingencies
Shareholders' equity:
  Preferred stock, no par value, 10,000 shares authorized,
     none issued and outstanding............................        --          --
  Common Stock, no par value, 100,000 shares authorized,
     19,702 shares issued and outstanding (19,697 in
     1995)..................................................       197         197
  Paid-in capital...........................................   134,541     134,541
  Retained deficit..........................................    (3,211)     (7,414)
                                                              --------    --------
          Total shareholders' equity........................   131,527     127,324
                                                              --------    --------
          Total Liabilities and Shareholders' Equity........  $251,929    $234,655
                                                              ========    ========

                            See accompanying notes.

                           HUGOTON ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1996       1995       1994
                                                              -------    -------    -------
                                                                     (IN THOUSANDS,
                                                                 EXCEPT PER SHARE DATA)
Revenues:
  Oil and gas...............................................  $66,292    $35,906    $23,696
  Gas plant.................................................    1,914      1,638      1,945
  Loss on certain gas swap contracts........................       10     (2,712)        --
  Gain (loss) on sale of properties.........................       --       (603)       (11)
                                                              -------    -------    -------
          Total revenues....................................   68,216     34,229     25,630
                                                              -------    -------    -------
Expenses:
  Production
     Lease operations.......................................   16,460      9,214      5,664
     Production and severance tax...........................    3,639      1,974      1,367
     Gathering, transportation and other....................    1,568        382        497
  Gas plant.................................................    1,420        978      1,189
  Exploration...............................................    1,711      2,239      3,036
  General and administrative................................    6,872      4,346      3,117
  Depreciation, depletion and amortization..................   23,423     15,234      8,677
                                                              -------    -------    -------
          Total expenses....................................   55,093     34,367     23,547
                                                              -------    -------    -------
Operating income (loss).....................................   13,123       (138)     2,083
                                                              -------    -------    -------
Other income (expenses):
  Interest..................................................   (6,070)    (5,108)    (3,077)
  Other.....................................................      466        319        252
                                                              -------    -------    -------
          Total other income (expenses).....................   (5,604)    (4,789)    (2,825)
                                                              -------    -------    -------
Income (loss) before income taxes and extraordinary item....    7,519     (4,927)      (742)
(Provision) benefit for income taxes........................   (3,316)     1,394         66
                                                              -------    -------    -------
Income (loss) before extraordinary item.....................    4,203     (3,533)      (676)
Extraordinary item -- loss from early extinguishment of
  debt, net of income tax...................................       --       (136)        --
                                                              -------    -------    -------
Net income (loss)...........................................  $ 4,203    $(3,669)   $  (676)
                                                              =======    =======    =======
Income (loss) per common share:
Income (loss) before extraordinary item.....................  $  0.21    $ (0.26)   $ (0.07)
                                                              =======    =======    =======
Extraordinary item..........................................  $    --    $ (0.01)   $    --
                                                              =======    =======    =======
Net income (loss) per common share..........................  $  0.21    $ (0.27)   $ (0.07)
                                                              =======    =======    =======
Weighted average number of common shares outstanding........   19,698     13,460     10,310
                                                              =======    =======    =======

                            See accompanying notes.

                           HUGOTON ENERGY CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                            COMMON STOCK
                              PREFERRED   ----------------    PAID-IN     RETAINED
                                STOCK     NUMBER    AMOUNT    CAPITAL     DEFICIT      TOTAL
                              ---------   ------    ------    -------     --------     -----
                                                       (IN THOUSANDS)
YEARS ENDED DECEMBER 31,
  1996, 1995 AND 1994:
BALANCE, DECEMBER 31, 1993..     --        7,143      $ 71    $ 22,994     $(3,070)   $ 19,995
Proceeds from issuance of
  common stock..............     --        3,450        35      30,736          --      30,771
Stock options exercised.....     --           13        --         135          --         135
Net loss....................     --           --        --          --        (675)       (675)
                                ---       ------      ----    --------     -------    --------
BALANCE, DECEMBER 31, 1994..     --       10,606       106      53,865      (3,745)     50,226
Issuance of common stock in
  connection with the
  acquisition of
  Consolidated Oil & Gas,
  Inc.......................     --        9,091        91      80,695          --      80,786
Tax effect of stock options
  exercised.................     --           --        --         (19)         --         (19)
Net loss....................     --           --        --          --      (3,669)     (3,669)
                                ---       ------      ----    --------     -------    --------
BALANCE, DECEMBER 31, 1995..     --       19,697       197     134,541      (7,414)    127,324
Stock options exercised.....     --            5        --          40          --          40
Tax effect of stock options
  exercised.................     --           --        --         (40)         --         (40)
Net income..................     --           --        --          --       4,203       4,203
                                ---       ------      ----    --------     -------    --------
BALANCE, DECEMBER 31, 1996..     --       19,702      $197    $134,541     $(3,211)   $131,527
                                ===       ======      ====    ========     =======    ========

                            See accompanying notes.

                           HUGOTON ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................  $  4,203   $ (3,669)  $   (676)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Extraordinary loss........................................        --        136         --
  Depreciation, depletion, and amortization.................    23,423     15,234      8,677
  Leasehold abandonments....................................       225        886         --
  Deferred income taxes.....................................     3,316     (1,504)        --
  (Gain) loss on sale of proved properties and other
     assets.................................................       (85)       582        (80)
  Gain on sale of marketable securities.....................        --        (73)        --
  Other non-cash charges....................................       230        462         --
Changes in operating assets and liabilities net of effects
  from acquisitions:
  Accounts receivable.......................................    (4,126)    (1,577)     1,138
  Other current assets......................................       528        530       (114)
  Other.....................................................     1,046         99        (15)
  Accounts payable..........................................     2,095        567        967
  Accrued liabilities.......................................       505     (2,452)       284
  Accrued swap contract liability...........................    (1,646)      1646         --
  Deferred liabilities......................................      (230)       500        250
                                                              --------   --------   --------
  Net cash provided by operating activities.................    29,484     11,367     10,431
Cash flows from investing activities:
  Payment for business acquisition, net of cash acquired....        --    (28,799)        --
  Proceeds from sale of proved properties and other
     assets.................................................  7,407...      3,357         --
  Additions to properties and equipment.....................   (44,091)   (22,578)   (25,964)
  Purchase of marketable securities available for sale......        --         --    (11,085)
  Proceeds from sale of marketable securities...............        --     11,158         --
  Purchase of rights relating to operating agreements.......        --         --     (2,000)
  Net change in note receivable.............................       (22)        (7)       (67)
                                                              --------   --------   --------
  Net cash used in investing activities.....................   (36,706)   (36,869)   (39,116)
Cash flows from financing activities:
  Increase in debt issue costs..............................        --       (250)        --
  Proceeds from long-term debt..............................    25,000    113,000     29,500
  Repayment of long-term debt...............................   (18,000)   (85,000)   (32,000)
  Net proceeds from issuance of common stock................        --         --     32,085
  Initial public offering costs paid........................        --         --     (1,037)
  Proceeds from exercised stock options.....................        40         --        135
                                                              --------   --------   --------
  Net cash provided by financing activities.................     7,040     27,750     28,683
                                                              --------   --------   --------
Net increase (decrease) in cash.............................      (182)     2,248         (2)
Cash at beginning of year...................................     3,914      1,666      1,668
                                                              --------   --------   --------
Cash at end of year.........................................  $  3,732   $  3,914   $  1,666
                                                              ========   ========   ========
Supplemental disclosure of cash flow information:
  Interest paid.............................................  $  6,140   $  5,714   $  2,860
  Income taxes paid.........................................        --         38         15
  Common stock issued in connection with the acquisition of
     COG....................................................        --     80,786         --

     During 1996 the Company determined that it was necessary to adjust the deferred tax liability related oil and gas properties acquired in connection with the acquisition of COG. The effect of the adjustment was to increase deferred income tax liability and properties and equipment by $1,991.

                            See accompanying notes.

                           HUGOTON ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

1. ORGANIZATION AND ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying statements include the accounts of Hugoton Energy Corporation and its wholly owned subsidiaries, AmGas, Corporation. (AmGas), which was formed on December 19, 1991, Hugoton Exploration Corporation (HEX), which was formed on November 9, 1993, Tiffany Gathering, Inc. (TGI), which was acquired as a result of the acquisition of Consolidated Oil & Gas, Inc. on September 7, 1995 and HEC Trading Company (HTC), which was formed December 14, 1995. All significant intercompany accounts and transactions have been eliminated in consolidation.

ORGANIZATION, LINE OF BUSINESS, AND CREDIT CONCENTRATION

     Hugoton Energy Corporation (HEC), incorporated April 23, 1987, and its wholly owned subsidiaries, Amgas, HEX, TGI and HTC, (hereinafter referred to as the "Company") are engaged in the acquisition of, exploration for and the development and production of, natural gas and oil. In addition, the Company owns and operates a gas gathering system and a gas processing plant. The principal markets for the Company's natural gas and oil production are Mid-Continent-based oil and gas marketing and crude oil refining companies. The Company grants credit to certain first purchasers of oil and gas. The Company also grants credit to certain oil and gas property owners related to lease operating expenses paid on their behalf by the Company. Such first purchasers and property owners are principally located in the United States.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

HEDGING ACTIVITIES

     Commodity Hedges. The Company manages the risk associated with the fluctuations in the prices of oil and natural gas primarily through short-term fixed-priced energy swap contracts. Each energy swap contract is designated to existing natural gas or oil production of the Company and involves the exchange of amounts based on a fixed commodity price for amounts based on an average of quoted index prices of the commodity.

     Gains and losses from hedging transactions are recognized in income and reflected in the accompanying statements of cash flows as operating activities in the periods for which the underlying commodity was hedged (the accrual accounting method). The fair value of the swap agreements are not recognized in the financial statements. Gains and losses on terminations of energy swap contracts are deferred and amortized as an adjustment to income over the remaining term of the original contract life of the terminated swap agreement. If the necessary correlation to the commodity being hedged ceases during the contract period, the basis differential attributable to such contracts is recognized as a gain or loss and is no longer deferred, but recognized in current operating results in the period the loss of correlation was identified (see Note 11).

     Interest-Rate Swap Agreement. The Company has also entered into an interest rate swap agreement to effectively convert a portion of its floating-rate borrowings into fixed-rate obligations and manage its exposure to interest rate fluctuations. The accrual accounting method is used and the interest rate differential to be received or paid is being accrued and recognized as an adjustment to interest expense related to the debt.

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

OIL AND GAS PROPERTIES

     The Company accounts for its oil and gas activities using the successful efforts method. Under the successful efforts method, all costs incurred to purchase, lease, or otherwise acquire a property are capitalized when incurred. Costs to drill and equip all development wells and successful exploratory wells are capitalized. All other exploration costs including geological and geophysical costs, lease rentals, impaired acreage costs and the cost of unsuccessful exploratory wells are charged to expense.

     In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The Company elected early adoption of Statement No. 121 in 1995 and, based on available estimates and current circumstances, has determined that no impairment loss has occurred during the years ended December 31, 1996 and 1995.

     Impairment is recognized for undeveloped properties by providing a valuation allowance based on such factors as lease term, prior experience and anticipated plans of the Company to develop the properties.

     Depreciation, depletion and amortization of proved properties, wells, and related equipment is provided on a unit-of-production method based upon estimated recoverable proved oil and gas reserves.

     With respect to normal dispositions, the cost of properties retired or otherwise disposed of, and the applicable accumulated depreciation, depletion and amortization are removed from the accounts, and the resulting profit or loss, if any, is reflected in current operations.

OTHER PROPERTY AND EQUIPMENT

     Other property and equipment are depreciated by the straight-line method over the following estimated useful lives:

Building.................................................... 31 1/2 years
Gas plant...................................................     10 years
Vehicles....................................................      3 years
Office furniture and equipment..............................      3 years

DEBT ISSUE COSTS

     The debt issue costs which are included in other assets are being amortized by the straight-line method over the four-year term of the bank revolving note agreement.

RIGHTS RELATED TO OPERATING AGREEMENT

     Costs to acquire rights related to operating agreements for which the Company is the operator of producing properties for unrelated third parties are included in other assets and are being amortized on a straight-line basis over the estimated life of the managed properties, which approximates 10 years.

OIL AND GAS SALES AND GAS IMBALANCES

     Oil and gas revenues are recognized as production and sales take place. The Company uses the sales method of accounting for gas imbalances in those circumstances where the Company has underproduced or overproduced its ownership percentage in a property. Under this method, a liability is

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

recorded to the extent that the Company's overproduced position in a reservoir cannot be recouped through the production of remaining reserves. The Company's net overproduced position at December 31, 1996 and 1995 was not significant.

EARNINGS PER COMMON SHARE

     Earnings per common share are based upon the weighted average number of common shares outstanding during each period. The weighted average number of common shares does not include any common stock equivalents because (1) shares issuable pursuant to options that will be satisfied with shares held by the principal shareholder are already included in shares outstanding and (2) the remaining stock options outstanding are not materially dilutive.

INCOME TAXES

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

STOCK BASED COMPENSATION

     In October 1995, the FASB issued Statement No. 123, Accounting for Stock-Based Compensation, which prescribed accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, and stock appreciation rights. Statement No. 123 did not require companies to change their existing accounting for employee stock options under APB Opinion No. 25, Accounting for Stock Issued to Employees, but instead encouraged companies to recognize expense for stock-based awards on their estimated fair value on the date of grant. Companies electing to continue to follow present account rules under APB 25 are required to provide pro forma disclosures of what net income and earnings per share would have been had the new fair value method been used. The Company has elected to continue to apply the existing accounting rules contained in APB 25 and the required pro forma disclosures under the new method have been presented (see Note 7).

RECLASSIFICATION

     Certain prior year amounts have been classified to conform with the 1996 presentation.

2. ACQUISITIONS

1996 ACQUISITIONS

     On June 20, 1996, the Company purchased a 50% working interest for $12.9 million in approximately 95,000 gross acres in the Austin Chalk Trend in Louisiana. This acreage acquisition, coupled with the January 1, 1996 acreage acquisition mentioned below and various acreage acquired in the third quarter, presents the Company with a total of 148,000 gross acres in the Austin Chalk Trend to explore.

     On January 1, 1996, the Company purchased an undivided interest in a group of producing oil and gas properties and undeveloped acreage for $9.7 million from a privately-held company that owns an undivided interest in and operates the properties. The producing properties and acreage are located in Southeast Texas and established a presence for the Company in the Austin Chalk trend. The acquisition

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

included eight producing wells and 35,000 gross acres, of which the Company's working interest is 25% and 50% respectively.

ACQUISITION OF CONSOLIDATED OIL & GAS, INC.

     On September 7, 1995, the Company closed its acquisition (effective September 1, 1995) of Consolidated Oil & Gas, Inc. ("COG"). The acquisition was financed by cash on hand, bank borrowings under the Company's credit facility (see Note 4) and by the issuance of 9,090,736 shares of the Company's common stock.

     The acquisition has been accounted for as a purchase and, accordingly, the acquired underlying assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The purchase price was allocated to the assets and liabilities acquired as follows:

                                                               (IN THOUSANDS)
Cash........................................................         $  9,062
Accounts receivable.........................................            3,595
Other current assets........................................              353
Properties and equipment....................................          118,419
Other assets................................................            1,383
Deferred income tax liabilities.............................          (12,299)
Accrued liabilities.........................................           (1,866)
                                                                     --------
Net allocated fair value of assets..........................         $118,647
Less:
  Value of common stock issued net of offering costs
     incurred of $2,167.....................................          (80,786)
Cash acquired...............................................           (9,062)
                                                                     --------
Cash paid...................................................         $ 28,799
                                                                     ========

     The operations of COG are included in the Company's consolidated financial statements from the effective date of the acquisition.

OTHER 1995 ACQUISITIONS

     On June 30, 1995, the Company purchased a group of producing oil and natural gas properties from Mobil Corporation for $13.6 million of cash. These properties, which produce predominately natural gas, are located in southwestern Kansas and the Oklahoma panhandle. The effective date of the acquisition was July 1, 1995.

     The operations of the Mobil acquisition is included in the Company's consolidated financial statements from the effective date of the acquisition.

1994 ACQUISITIONS

     During 1994, the Company acquired producing properties, undeveloped acreage and the rights to operate a group of properties for a total purchase price of approximately $14 million in three separate acquisitions. The undeveloped acreage acquired gives the Company a 50% interest in approximately 186,000 undeveloped mineral acres (below the depth of 3,500 feet) in the Kansas Hugoton Producing Area. One of the acquisitions was a stock purchase with underlying assets consisting of producing properties and undeveloped acreage. In connection with a portion of the interests acquired in undeveloped acreage, the Company entered into a joint exploration agreement for the exploration of this acreage

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

block with Oxy USA, whereby Oxy was granted a carried interest in certain costs in the drilling of an agreed upon number of wells (see Note 11). The operations of the acquisitions are included in the Company's consolidated financial statements from the effective date of the acquisitions.

PRO FORMA RESULTS OF OPERATIONS

     The accompanying unaudited pro forma results of operations gives effect to the COG and Mobil Acquisitions as if the transactions had occurred on January 1, 1994 under the purchase method of accounting. The unaudited pro forma results of operations data is presented for illustrative purposes and is not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated as of January 1, 1994 or of future results of operations. The data reflects adjustments for (a) the mark to market of open hedging contracts held by COG at the time of acquisition, (b) the estimated change in general and administrative expenses giving effect to integration of the administrative functions of the combined companies, (c) the estimated increase in depreciation, depletion and amortization relating to the acquisitions, (d) the estimated increase in interest expense resulting from the increased borrowings relating to the acquisitions and (e) the estimated provision for income taxes for the change in income taxes resulting from the inclusion of the historical results of operations of the acquisitions and the adjustments in (a) through (d) above. The pro forma effects of the property acquisitions for 1996 are not presented as such amounts are not significant.

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1995         1994
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Unaudited pro forma information:
  Revenues..................................................    $58,307      $73,002
  Net income (loss) before extraordinary item...............    $(4,239)     $ 4,899
  Net income (loss).........................................    $(4,375)     $ 3,426
  Net income (loss) per share...............................    $  (.22)     $   .17

3. TRANSACTIONS WITH AFFILIATES

     The Company accounts for transactions with the Company's Chairman and CEO for his pro rata share of revenues and expenses in association with his interests in certain oil and gas prospects he personally has participated in, since the formation of the Company. The Company believes that the terms of the principal shareholder's participation are comparable to those by other non-affiliated working interest owners.

4. LONG-TERM DEBT

     Long-term debt at December 31, 1996 and 1995, consists of the following:

                                                               1996       1995
                                                              -------    -------
                                                                (IN THOUSANDS)
Bank credit facility with a group of seven banks, principal
  payable at September 7, 1999, interest payable at Bank
  One's base rate and LIBOR rates at various Eurodollar
  maturity dates (6.45% to 8.25% at December 31, 1996)......  $95,000    $88,000
                                                              -------    -------
Less current maturities.....................................       --         --
                                                              -------    -------
                                                              $95,000    $88,000
                                                              =======    =======

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

     On September 7, 1995, the Company arranged a new bank credit facility, simultaneously with the closing of the COG acquisition. The new facility is an unsecured $250 million revolving credit agreement that is due September 7, 1999. The facility is provided by seven banks, led by Bank One, Texas, N.A. ("Bank One") as agent and Texas Commerce Bank National Association as Co-agent. The Borrowing Base, as defined in the loan agreement, is currently set at $135 million, and is subject to semi-annual redetermination. In connection with the arrangement of the new bank credit facility, during 1995 the Company recorded an extraordinary loss of $220 ($136 after income taxes) which represented the write-off of the related unamortized loan costs.

     At December 31, 1996, the Company was a party to one interest rate swap agreement that was entered into on December 11, 1995 for $25 million in notional principal amount. The effect of this agreement is to provide the Company with an interest rate on $25 million in notional principal amount for the three-year term of the agreement of 5.445% plus a margin of 3/4 of 1 % to 1.25%. Under market conditions at December 31, 1996, the aggregate effective annual interest rate after giving effect to the swap agreement was 6.542%.

     The credit facility provides the option of borrowing at floating interest rates based on Bank One's base rate or at a Eurodollar option based on the London Interbank Offered Rate ("LIBOR") plus 3/4 of 1% to 1.25% per annum, depending on the outstanding loan balance. Interest is payable quarterly or at the end of each interest period. The Company also incurs a commitment fee of
 1/4 of 1% on the unused portion of the Borrowing Base.

     In addition, the bank credit facility contains restrictive covenants requiring, among other things, the maintenance of a specified current ratio, tangible net worth and a limitation of the declaration or payment of dividends on the Company's stock to 50% of net income for any fiscal year. The Company is in compliance with these covenants at December 31, 1996.

     Principal maturities of long-term debt over the next five years are as follows (in thousands):

1997....................................................  $    --
1998....................................................       --
1999....................................................   95,000
2000....................................................       --
2001....................................................       --
                                                          -------
                                                          $95,000
                                                          =======

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

5. INCOME TAXES

     Significant components of the provision (benefit) for income taxes are as follows:

                                                                DECEMBER 31,
                                                          -------------------------
                                                           1996      1995      1994
                                                          ------    -------    ----
                                                               (IN THOUSANDS)
Current:
  Federal...............................................  $   --    $    --    $(66)
  State.................................................      --         --      --
                                                          ------    -------    ----
          Total.........................................      --         --     (66)
Deferred:
  Federal...............................................   2,967     (1,247)     --
  State.................................................     349       (147)     --
                                                          ------    -------    ----
          Total.........................................   3,316     (1,394)     --
                                                          ------    -------    ----
          Total income tax expense (benefit)............  $3,316    $(1,394)   $(66)
                                                          ======    =======    ====

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. During 1995 and 1994, in connection with transactions involving the purchase price allocations relating to acquisitions of businesses, the Company recorded deferred tax liabilities net of valuation allowance of approximately $12,300 and $650, respectively for the financial statement/tax bases difference in the underlying assets. Such taxable differences enabled the Company to reduce its valuation allowance by approximately $999 and $650 in 1995 and 1994, respectively. The benefit of reducing the valuation allowance was recorded as a reduction to the property and equipment or intangibles recorded in the acquisitions in accordance with SFAS No. 109.

     Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

                                                               1996       1995
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Compensatory stock option expense.........................  $   309    $   698
  Allowance for doubtful accounts...........................       56         59
  Accrued liabilities.......................................    --            23
  Net operating loss carryforward...........................    7,091      6,002
  Swap contract loss........................................    --           626
  AMT credit carryforward...................................      550        550
                                                              -------    -------
          Net deferred tax assets...........................    8,006      7,958
                                                              -------    -------
Deferred tax liabilities:
  Book basis of oil and gas properties in excess of tax
     basis..................................................   24,148     18,400
  Other.....................................................    --           353
                                                              -------    -------
          Total deferred tax liabilities....................   24,148     18,753
                                                              -------    -------
          Net deferred tax liabilities......................  $16,142    $10,795
                                                              =======    =======

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

     The reconciliation of income tax expense (benefit) computed at the U.S. federal statutory tax rates to the actual income tax expense (benefit) is:

                                                              DECEMBER 31,
                                                      ----------------------------
                                                        1996       1995      1994
                                                      --------    -------    -----
                                                             (IN THOUSANDS)
Income tax expense (benefit) at federal statutory
  rate..............................................  $  2,557    $(1,675)   $(252)
State income taxes, net of federal benefit..........       301       (197)     (45)
Utilization of loss carryback.......................     --            --      (66)
Nondeductible amortization..........................       443         --       --
Various accruals and expenses not deductible for
  tax...............................................        14        102       --
Valuation allowance.................................     --           376      310
Other...............................................         1         --      (13)
                                                      --------    -------    -----
Actual income tax expense (benefit).................  $  3,316    $(1,394)   $ (66)
                                                      ========    =======    =====

     At December 31, 1996, the Company had net operating loss carryforwards of approximately $18,600, which can be carried forward to reduce future federal income taxes payable. Net operating loss carryforwards expire beginning in 2009 if not utilized.

6. PREFERRED STOCK

     The Company has authorized a class of undesignated preferred stock consisting of 10,000,000 shares, none of which are issued and outstanding. The Board of Directors has not determined the rights and privileges of holders of such preferred stock and the Company has no present plans to issue any shares of preferred stock.

7. STOCK OPTIONS

     The Company has various stock plans (the "Plans") whereby options to purchase shares of common stock have been or may be granted to officers, employees, and non-employee directors. The vesting periods and expiration of options are determined on a plan by plan, or grant by grant basis. Expiration dates of the options outstanding at December 31, 1996, range from July 25, 1997 to October 24, 2002.

     In 1993 the Company adopted an employee stock option plan and a Nonemployee Directors stock option plan which was amended during 1996 that provide for the issuance of incentive and non-qualified options to purchase common stock. The employee stock option plan provides for the issuance of up to 600,000 shares and the Nonemployee Director plan provides for the issuance of up to 150,000 shares.

     In 1995 the Company and its shareholders approved the 1995 Stock Option Plan for employees whereby 500,000 shares were reserved for issuance.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting For Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

     The following is a summary of stock option activity, and related information for the years ended December 31, 1996, 1995, and 1994:

                                          EMPLOYEE                  NON-EMPLOYEE
                                  -------------------------   ------------------------
                                  NUMBER OF    PRICE RANGE    NUMBER OF   PRICE RANGE
                                   SHARES       PER SHARE      SHARES      PER SHARE
                                  ---------   -------------   ---------   ------------
Outstanding, December 31, 1993..    579,852     $.10- 10.00     75,000          $10.00
  Stock options granted.........     10,000           11.50     20,000           12.25
  Stock options exercised.......    (39,085)     .10- 10.00         --
  Stock options expired or
     canceled...................         --                         --
                                  ---------                    -------
Outstanding, December 31, 1994..    550,767      .10- 11.50     95,000     10.00-12.25
  Stock options granted.........    582,500     8.00-9.0938      4,000            8.41
  Stock options exercised.......   (101,190)            .10         --              --
  Stock options expired or
     canceled...................    (53,000)    8.00- 10.00     (6,000)     8.41-12.25
                                  ---------                    -------
Outstanding, December 31, 1995..    979,077      .10- 11.50     93,000      8.41-12.25
  Stock options granted.........    339,000    7.125-  8.50     40,000            8.75
  Stock options exercised.......   (115,890)     .10-  8.00         --              --
  Stock options expired or
     canceled...................   (112,500)   7.125- 11.50         --              --
                                  ---------                    -------
Outstanding, December 31, 1996..  1,089,687     $.10- 11.50    133,000     $8.41-12.25
                                  =========                    =======
Exercisable at December 31,
  1994...........................   59,500       $.10-11.50     27,500    $10.00-12.25
  1995...........................  316,900       $.10-11.50     55,500      8.41-12.25
  1996...........................  470,350        .10-11.50    125,500      8.41-12.25

     Stock options granted during 1996 include 125,000 shares at a price of $8.34 to an officer which have been approved by the Board of Directors, but are subject to approval by the Company's shareholders.

     At December 31, 1996, 1995 and 1994, there were 96,148, 162,648, and 65,148 shares, respectively, reserved for future grants under existing plans.

     Pursuant to the 1993 Stock Option Plan, a principal shareholder entered into an agreement with the Company whereby, upon any exercise of an outstanding option with a $.10 exercise price, he will deliver to the Company the number of shares to which the optionee is entitled to such exercise and the Company will pay to the principal shareholder the exercise price paid for such shares by the optionee. This agreement does not pertain to any future options granted under the Plan.

     Additionally, the principal shareholder entered into an agreement with the Company, whereby, upon the exercise of certain of the non-employee stock options at $10 per share (which were not granted under the 1993 Stock Option Plan), he will deliver to the Company the number of shares to which the optionee is entitled pursuant to such exercise and the Company will pay to the principal shareholder the exercise price paid for such shares by the optionee.

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

     At December 31, 1996 the number of shares subject to options which will be delivered to the Company by the Company's Chairman and CEO are as follows:

OPTION              NUMBER OF
PRICE                SHARES
------              ---------
 $ .10                 88,185
 10.00                 75,000

FAS 123 PRO FORMA INFORMATION

     Pro forma information regarding net income and earnings per share is required by Statement 123 which also requires that the information be determined, as if the Company had accounted for its employee stock option granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following range of assumptions for 1996 and 1995:

                                                              1996          1995
                                                           ----------    ----------
Expected life of options (years).........................         2-4           2-4
Expected stock price volatility..........................       .316%         .316%
Risk-free interest rate..................................  5.13-5.30%    5.68-6.11%

     The range of assumptions for the expected life and the interest rate is caused by the separation of the grants into portions based on their vesting terms.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimated, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                               1996      1995
                                                              ------    -------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                    DATA)
Net income (loss) -- as reported............................  $4,203    $(3,669)
Net income (loss) -- pro forma..............................  $3,505    $(4,195)
Earnings (loss) per share -- as reported....................  $  .21    $  (.27)
Earnings (loss) per share -- pro forma......................  $  .18    $  (.31)

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

     The weighted-average remaining contractual life of options outstanding as of December 31, 1996, 1995, and 1994 were 3.0 years, 3.3 years, and 3.3 years respectively. The weighted-average option exercise price information for the years 1996, 1995, and 1994 follows:

                                                             1996        1995        1994
                                                             ----        ----        ----
Outstanding January 1....................................    $7.35       $5.49      $5.07
Stock options granted....................................    $8.15       $8.39      $12.00
Stock options exercised..................................    $.44        $.10       $3.52
Stock options expired or canceled........................    $9.94       $9.74      $  --
Outstanding, December 31.................................    $8.00       $7.35      $5.49
Exercisable at December 31...............................    $8.03       $8.38      $9.76
Weighted-average fair value of options granted during the
  year...................................................    $2.23       $2.20

8. EMPLOYEE BENEFIT PLANS

     During 1994, the Company adopted a qualified 401(k) Profit Sharing Plan which permits eligible employees to defer up to 10% of their compensation. The Company may make matching contributions related to an employee's deferral on a discretionary basis.

     Prior to the adoption of the qualified 401(k) Profit Sharing Plan, the Company had a discretionary profit sharing plan. During the years ended December 31, 1996, 1995 and 1994, the Company incurred expenses of $215,786, $138,277 and $25,345, respectively, related to these plans.

9. OIL AND GAS PROPERTY COSTS

     Capitalized costs relating to the Company's oil and gas producing activities and the related amounts of accumulated depreciation, depletion and amortization are shown below (in thousands):

                                                            DECEMBER 31,
                                                  --------------------------------
                                                    1996        1995        1994
                                                  --------    --------    --------
Proved properties...............................  $253,419    $232,173    $ 97,382
Unproved properties.............................    24,696       7,314       9,104
                                                  --------    --------    --------
          Total property costs..................   278,115     239,487     106,486
Accumulated depreciation, depletion and
  amortization..................................   (49,921)    (28,377)    (15,038)
                                                  --------    --------    --------
          Net property costs....................  $228,194    $211,110    $ 91,448
                                                  ========    ========    ========

     Costs incurred (all of which were incurred in the United States) in the Company's oil and gas activities were as follows (in thousands):

                                                              DECEMBER 31,
                                                     ------------------------------
                                                      1996        1995       1994
                                                     -------    --------    -------
Acquisition of Properties:
  Proved...........................................  $ 5,355    $129,962    $ 5,092
  Unproved.........................................   17,382       1,526      8,795
Exploration........................................    9,168       5,530      7,644
Development........................................    7,756       2,313      3,589
                                                     -------    --------    -------
                                                     $39,661    $139,331    $25,120
                                                     =======    ========    =======

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

10. MAJOR CUSTOMERS

     The Company markets its oil and gas production to numerous purchasers under a combination of short-and long-term contracts. During 1996, 1995 and 1994, the Company's largest three purchasers accounted for 38%, 55% and 60%, respectively, of oil and gas revenues of the Company. The Company had no other purchasers that accounted for greater than 10% of its oil and gas revenues. The Company believes that the loss of any single customer would not have a material adverse effect on the results of operations of the Company.

11. COMMITMENTS AND CONTINGENCIES

LEGAL CONTINGENCIES

     The Company is not a defendant in any significant pending legal proceedings other than routine litigation incidental to its business. While the ultimate results of these proceedings cannot be predicted with certainty, the Company does not believe that the outcome of these matters will have a material adverse effect on the Company.

LEASE AGREEMENTS

     The Company leases office facilities under noncancellable operating leases. Future minimum rental commitments as of December 31, 1996 are as follows:

                            YEAR                                AMOUNT
                            ----                                ------
                                                                 (IN
                                                                THOUSANDS)
1997........................................................    $  459
1998........................................................       459
1999........................................................       459
2000........................................................       459
2001........................................................       459
Thereafter..................................................     1,864
                                                                ------
          Total.............................................    $4,159
                                                                ======

     Approximately $520 of such rental commitments is included in Other Deferred Liabilities as of December 31, 1996.

DRILLING OBLIGATION

     During 1994, the Company entered into an agreement with Oxy USA whereby a carried interest for certain costs of drilling a specified number of wells would be borne by the Company. The carried interest arose in connection with the acquisition of rights to certain undeveloped acreage acquired from OXY USA (see
Note 2). In order to maintain its acquired rights in the undeveloped acreage, the Company was obligated to drill 20 wells by September 1, 1995 and 20 additional wells by January 1, 1997. The Company satisfactorily complied with both the September 1, 1995 and January 1, 1997 drilling obligation.

HEDGING TRANSACTIONS

     With the objective of achieving more predictable revenues and cash flows and reducing the exposure to fluctuation in gas and oil prices, the Company has entered into hedging transactions of various kinds with respect to both gas and oil. While the use of these hedging arrangements limits the

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

downside risk of adverse price movements, it may also limit future revenues from favorable price movements. As of December 31, 1996, the Company had entered into hedging transactions with respect to a portion of its estimated production for 1997. The Company continues to evaluate whether to enter into additional hedging transactions for future years. In addition, the Company may determine from time to time to terminate its then existing hedging positions. Generally, either the Company or the counter party to the agreements is required to make a settlement payment to the other equal to the difference between the specified contract amount and the settlement amount. The following is a summary of the Company's hedging transactions in effect as of December 31, 1996 and 1995:

          Natural Gas -- at December 31, 1996, the Company had entered into a forward sale contract for 20 MMcf of natural gas per day for the first three months of 1997 at a net price to the Company of $3.68 per Mcf.

          At December 31, 1995, the Company was a party to natural gas swap agreements which ran from November 1995 through October 1996 NYMEX natural gas futures contract month for a quantity of 39,000 MMBTU per day at an average price of $1.80 per MMBTU.

          Oil -- at December 31, 1996, the Company was a party to swap agreements fixing the price of 70,000 barrels per month, for the first three months of its oil production for 1997 at a weighted average price of $24.25/barrel.

          At December 31, 1995, the Company was a party to oil swap agreements which ran from the January 1996 through December 1996 NYMEX WTI crude oil futures contract month for a quantity of 40,000 barrels per month at an average price of $17.28 per BBL.

     During 1995, though its acquisition of COG, the Company assumed certain hedge contract obligations for crude oil futures. The crude oil futures obligation was comprised of several swap agreements with fixed prices ranging from $18.00 to $20.80 per BBL on an aggregate volume of 40,000 to 100,000 BBLS per month. Of the assumed contracts, only two remained in effect at December 31, 1995, representing a total of 40,000 BBLS at a price range of $18.00 to $20.80 per BBL. Differences between the monthly amortization and the contract settlement amount was reflected in the Company's oil and gas revenues.

     The Company is required to post margin in the form of cash when projected commodity prices exceed the scheduled fixed prices in the contract less any amount of agreed upon open credit. The amount of margin cash posted at December 31, 1996 and 1995 was $-0- and $325 respectively.

     In 1995, a realized hedging loss of $250 was included in oil and gas sales. The Company had net deferred losses of $1,283 for settled derivative contracts at December 31, 1995, relative to future production periods. During 1995, the Company recorded a charge to earnings of $2.7 million related to the "decoupling" of the basis correlation between the Company's cash price and NYMEX contract settlement price.

     In 1996, a realized hedging loss of $8,698 was included in oil and gas sales. The Company had no deferred gain or losses at December 31, 1996.

                           HUGOTON ENERGY CORPORATION

                       (IN THOUSANDS FOR DOLLAR AMOUNTS)

12. FINANCIAL INSTRUMENTS

     The following information is provided regarding the estimated fair value of certain on and off-balance sheet financial instruments employed by the Company as of December 31, 1996 and the methods and assumptions used to estimate the fair value of such financial instruments:

                                           DECEMBER 31, 1996      DECEMBER 31, 1995
                                          -------------------    -------------------
                                          CARRYING     FAIR      CARRYING     FAIR
                                           AMOUNT      VALUE      AMOUNT      VALUE
                                          --------    -------    --------    -------
                                                        (IN THOUSANDS)
Fixed-price natural gas energy swaps....  $    --     $    --    $ (1,646)   $(1,349)
Fixed-price crude oil swaps.............       --        (251)         --        301
Long-term debt (1)......................   95,000      95,000      88,000     88,000
Interest rate swaps.....................       --          59          --        158

---------------

(1) Carrying amount does not include capitalized debt issue costs (see Note 1).

     Cash, accounts receivable, other current assets, accounts payable and accrued liabilities are each estimated to have a fair value approximating carrying amount due to the short maturity of those instruments, or to the criteria used to determine carrying value in the financial instruments.

     The "fair value" of the Company's fixed-price natural gas and crude oil swaps as of December 31, 1995 were estimated based on quoted market prices of natural gas and crude oil for the periods covered by the contracts. The net differential between the fixed prices in each contract and the quoted market prices for future periods, as adjusted for estimated basis, has been applied to the volumes covered by each contract to arrive at an estimated future value.

     The fair value of the Company's long-term debt is estimated to approximate the carrying amount at December 31, 1996.

     The fair value of the Company's interest rate swap at December 31, 1996 is based on quoted market prices as of such dates.

13. ADDITIONAL CASH FLOW INFORMATION

     For purposes of cash flows, the Company considers cash to include currency on hand and demand deposits with banks or other financial institutions.

14. INITIAL PUBLIC OFFERING

     On January 25, 1994, the Company sold 3,450,000 shares of common stock in an initial public offering for proceeds of approximately $32 million, exclusive of offering costs. The Company used the proceeds to pay down borrowings on its bank credit facility. Supplemental loss per share would be $0.05 giving affect to the public offering as if it had occurred January 1, 1994 with the proceeds of the offering used to retire debt. For the computation, shares issued in the public offering were included in the weighted average shares outstanding from the beginning of the year end and, accordingly, the net loss was reduced by the interest expense on the debt retired.

15. YEAR-END ADJUSTMENTS

     The aggregate effect of adjustments recorded in the fourth quarter of 1995 and 1994, had the effect of increasing the net loss and decreasing the net loss by approximately $783 and $534, respectively. The principal adjustment was related to revisions of previous estimates of depreciation, depletion and amortization of proved properties as a result of revisions to the underlying oil and gas reserves.

                           HUGOTON ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      SUPPLEMENTAL OIL AND GAS INFORMATION
                                  (UNAUDITED)

OIL AND GAS RESERVES

     The following information summarizes the Company's net proved reserves of oil and natural gas and the present values thereof for each of the three years ended December 31, 1996. The December 31, 1994, 1995 and 1996 reserve estimates were based on the reports by the independent engineering firm of Ryder Scott Company. All studies have been prepared in accordance with regulations prescribed by the Securities and Exchange Commission. Future net revenue is estimated by such engineers using oil and gas prices in effect as the end of each respective year with price escalations permitted only for those properties which have contracts allowing specific increases. Future operating costs are based on the level of operating expenses incurred during each such year. The reliability of any reserve estimate is a function of the quality of available information and of engineering interpretation and judgment. Such estimates are susceptible to revision in light of subsequent drilling and production history or as a result of economic conditions.

     Estimated Quantities of Oil and Gas Reserves (unaudited). The following table sets forth the Company's estimated proved reserves for each of the three years ended December 31, 1995. All of the Company's reserves are located within the United States:

                                         1996                1995                1994
                                   -----------------   -----------------   -----------------
                                     OIL       GAS       OIL       GAS       OIL       GAS
                                   (MBBLS)   (MMCF)    (MBBLS)   (MMCF)    (MBBLS)   (MMCF)
                                   -------   -------   -------   -------   -------   -------
PROVED RESERVES
Beginning of year................  13,884    192,962    4,982    139,694     3,035   138,512
Acquisition of proved reserves...      49      4,829    9,923     60,564       222     8,669
Extensions and discoveries.......   4,489     45,199      401      3,093       803     5,278
Revisions of previous
  estimates......................    (106)     4,293     (391)     8,733     1,291      (274)
Sales of reserves in place.......    (438)    (3,076)     (13)    (4,471)       --        --
Production.......................  (1,700)   (19,026)  (1,018)   (14,651)     (369)  (12,491)
                                   ------    -------   ------    -------   -------   -------
End of year......................  16,178    225,181   13,884    192,962     4,982   139,694
                                   ======    =======   ======    =======   =======   =======
PROVED DEVELOPED PRODUCING
  RESERVES
Beginning of year................  12,746    189,434    4,745    132,230     2,844   117,064
                                   ======    =======   ======    =======   =======   =======
End of year......................  11,200    180,610   12,746    189,434     4,745   132,230
                                   ======    =======   ======    =======   =======   =======

                           HUGOTON ENERGY CORPORATION

                      SUPPLEMENTAL OIL AND GAS INFORMATION
                                  (UNAUDITED)

     Standardized Measure of Discounted Future Net Cash Flows (unaudited). The following table reflects the standardized measure of discounted future net cash flows relating to the Company's interests in proved oil and gas reserves. The future net cash inflows were developed as follows:

     (1) Estimates were made of quantities of proved reserves and the future period during which they are expected to be produced based on year-end economic conditions.

     (2) The estimated cash flows from future production of proved reserves were prepared on the basis of prices received at December 31, 1996, 1995, 1994, as follows: 1996-$24.53 per BBL, $3.79 per MCF; 1995-$18.01 per
         BBL, $1.76 per MCF; and 1994-$15.56 per BBL, $1.25 per MCF.

     (3) The resulting future gross revenue streams were reduced by estimated future costs to develop and to produce the proved reserves, based on year-end cost estimates.

     (4) Future income taxes were computed by applying the appropriate statutory tax rates to the future pre-tax net cash flows less the current tax basis of the properties involved and related carryforwards, giving effect to permanent differences and tax credits.

     (5) The resulting future net revenue streams were reduced to present value amounts by applying a 10% discount factor.

                                                      YEAR ENDED DECEMBER 31,
                                                 ---------------------------------
                                                    1996        1995        1994
                                                 ----------   ---------   --------
                                                          (IN THOUSANDS)
Future cash inflows............................  $1,267,988   $ 583,236   $250,584
Future costs:
  Production...................................     354,996     233,098    103,471
  Development..................................      44,120       3,779      2,015
                                                 ----------   ---------   --------
Future net cash flows before income taxes......     868,872     346,359    145,098
Discount at 10% per annum......................    (404,432)   (154,853)   (64,169)
Discounted future income taxes.................    (129,004)    (18,256)      (847)
                                                 ----------   ---------   --------
Standardized measure of discounted future net
  cash flows...................................  $  335,436   $ 173,250   $ 80,082
                                                 ==========   =========   ========

                           HUGOTON ENERGY CORPORATION

                      SUPPLEMENTAL OIL AND GAS INFORMATION
                                  (UNAUDITED)

     The following are the principal sources of change in the standardized measure of discounted future net cash flows:

                                                       YEAR ENDED DECEMBER 31,
                                                   -------------------------------
                                                     1996        1995       1994
                                                   ---------   --------   --------
                                                           (IN THOUSANDS)
Standardized measure of discounted future net
  cash flows, beginning of period................  $ 173,250   $ 80,082   $ 84,116
Net changes in prices and production costs.......    169,025     27,837    (18,820)
Revisions in quantity estimates..................     10,507     (6,057)     2,905
Accretion in discount............................     19,151      8,093      8,860
New field discoveries and extensions, net of
  future production and development costs........    120,561      7,173     11,105
Purchases of reserves in-place...................      9,648    101,430      5,199
Sales of reserves in-place.......................     (2,634)    (2,904)        --
Sales of oil and gas produced, net of production
  costs..........................................    (53,323)   (24,995)   (16,924)
Net change in income taxes.......................   (110,749)   (17,409)     3,641
                                                   ---------   --------   --------
Standardized measure of discounted future net
  cash flows, end of period......................  $ 335,436   $173,250   $ 80,082
                                                   =========   ========   ========

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Forward Looking Information............    8
Risk Factors...........................    8
Use of Proceeds........................   12
Capitalization.........................   12
Price Range of Common Stock............   13
Dividend Policy........................   13
Selected Consolidated Financial Data...   14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   15
Business and Properties................   20
Management.............................   31
Principal and Selling Stockholders.....   33
Description of Capital Stock...........   36
Underwriting...........................   38
Legal Opinions.........................   39
Experts................................   39
Certain Definitions....................   40
Available Information..................   41
Incorporation of Certain Documents by
  Reference............................   42
Index to Financial Statements and
  Supplemental Data....................  F-1

6,000,000 SHARES

[HUGOTON LOGO]

HUGOTON ENERGY CORPORATION


COMMON STOCK
(NO PAR VALUE)


SALOMON BROTHERS INC

DONALDSON, LUFKIN & JENRETTE
  SECURITIES CORPORATION

SMITH BARNEY INC.

JEFFERIES & COMPANY, INC.


PROSPECTUS


DATED                , 1997

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     All expenses incurred in connection with the Offering described in this Registration Statement will be paid by the Company. The estimated expenses are as follows:


SEC registration fee........................................  $ 23,784
NASD fee....................................................     8,348
Printing expenses...........................................   100,000
Accounting fees.............................................    70,000
Legal fees..................................................   150,000
Blue Sky fees and expenses..................................     5,000
Transfer Agent and Registrar fee............................     2,500
Miscellaneous...............................................    25,368
                                                              --------
          TOTAL.............................................  $385,000
                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant has authority under Section 17-6305 of the Kansas General Corporation Code (the "KGCC") to indemnify its officers, directors, employees and agents to the extent provided in such statute. Article V, Section 2, of the Registrant's Bylaws, referenced as Exhibit 3.2 hereto, provides for indemnification of the Registrant's officers, directors, employees and agents.

     Article V, Section 2, of the Registrant's Bylaws provides that the Registrant may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents or any person serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the Bylaws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


           1.1*          -- Form of Underwriting Agreement
           2.1           -- Agreement and Plan of Merger, dated May 26, 1995, by and among Hugoton Energy Corporation, Oil & Gas, Inc. and
                            Hugoton Exploration Corporation (Incorporated by
                            reference to Exhibit 4.4 of the Registration Statement on
                            Form S-3, Registration No. 33-97366)
           2.2           -- Amendment to Agreement and Plan of Merger, dated August
                            3, 1995 by and among Hugoton Energy Corporation,
                            Consolidated Oil & Gas, Inc. and Hugoton Exploration
                            Corporation (Incorporated by reference to Exhibit 4.4 of
                            the Registration Statement on Form S-3, Registration No.
                            33-97366)
           3.1           -- Restated Articles of Incorporation of the Company, as
                            amended (Incorporated by reference to Exhibit 3.1 of the
                            Registration Statement on Form S-1, Registration No.
                            33-70924)
           3.2           -- Bylaws of the Company, as amended (Incorporated by
                            reference to Exhibit 3.2 of the Registration Statement on
                            Form S-1, Registration No. 33-70924)

           4.1           -- Specimen Common Stock certificate (Incorporated by
                            reference to Exhibit 4.1 of the Registration Statement on
                            Form S-1, Registration No. 33-70924)
           5.1*          -- Opinion and Consent of Vinsons & Elkins L.L.P.
          10.1           -- Employment Agreement, dated September 1, 1995 between the
                            Company and Floyd C. Wilson (Incorporated by reference to
                            Exhibit 10.1 of the Company's 1995 Annual Report on Form
                            10-K)
          10.2           -- Employment Agreement, dated September 7, 1995 between the
                            Company and Jay W. Decker (Incorporated by reference to
                            Exhibit 10.2 of the Company's 1996 Annual Report on Form
                            10-K)
          10.3           -- Employment Agreement, dated December 16, 1996 between the
                            Company and W. Mark Womble (Incorporated by reference to
                            Exhibit 10.3 of the Company's 1996 Annual Report on Form
                            10-K)
          10.4           -- 1993 Stock Option Plan (Incorporated by reference to
                            Exhibit 10.12 of the Registration Statement on Form S-1,
                            Registration No. 33-70924)
          10.5           -- 401(k) Employee Benefit Plan (Incorporated by reference to Exhibit 10.13 of the Registration Statement on Form
                            S-1, Registration No. 33-70924)
          10.6           -- Nonemployee Directors' Stock Option Plan (Incorporated by
                            reference to Exhibit 10.14 of the Registration Statement
                            on Form S-1, Registration No. 33-70924)
          10.7           -- 1995 Stock Option Plan (Incorporated by reference to
                            Exhibit 4.1 of the Registration Statement on Form S-8,
                            Registration No. 33-97092)
          10.8           -- Loan Agreement, dated September 7, 1995, by and among the
                            Company, Amgas Corporation, Hugoton Exploration
                            Corporation, Tiffany Gathering Inc., Bank One, Texas
                            N.A., Texas Commerce Bank National Association, Bank of
                            Montreal, Wells Fargo Bank, National Association,
                            Meespierson N.V., Credit Lyonnais Cayman Island Branch
                            and Bank of Scotland, and Bank One, Texas N.A. as Agent,
                            and Texas Commerce Bank National Association as Co-agent
                            (Incorporated by reference to Exhibit 10.8 of the
                            Company's 1995 Annual Report on Form 10-K)
          10.9           -- First Amendment to Loan Agreement dated January 22, 1996, by and among the Company, Amgas Corporation, Hugoton
                            Exploration Corporation, HEC Trading Company, Tiffany
                            Gathering, Inc., Bank One, Texas N.A., Texas Commerce
                            Bank National Association, Bank of Montreal, Wells Fargo
                            Bank, National Association, Meespierson N.V., Credit
                            Lyonnais Cayman Island Branch and Bank of Scotland, and
                            Bank One, Texas N.A. as Agent, and Texas Commerce Bank
                            National Association as Co-agent (Incorporated by
                            reference to Exhibit 10.9 of the Company's 1995 Annual
                            Report on Form 10-K)
          10.10          -- Second Amendment to Loan Agreement dated June 11, 1996, by and among the Company, Amgas Corporation, Hugoton
                            Exploration Corporation, HEC Trading Company, Tiffany
                            Gathering, Inc., Bank One, Texas N.A., Texas Commerce
                            Bank National Association, Bank of Montreal, Wells Fargo
                            Bank, National Association, Meespierson N.V., Credit
                            Lyonnais Cayman Island Branch and Bank of Scotland, and
                            Bank One, Texas N.A. as Agent, and Texas Commerce Bank
                            National Association as Co-Agent (Incorporated by
                            reference to Exhibit 10.10 of the Company's 1996 Annual
                            Report on Form 10-K)
          10.11          -- Purchase and sale agreement dated June 1, 1995 by and
                            between Mobil Oil Corporation and the Company
                            (Incorporated by reference to Exhibit 10.10 of the
                            Company's 1995 Annual Report on Form 10-K)
          10.12          -- Shareholder Agreement dated May 26, 1995, by and among
                            the Company, Consolidated Oil & Gas, Inc. and Odyssey
                            Partners, L.P. (Incorporated by reference to Exhibit
                            10.11 of the Company's 1995 Annual Report on Form 10-K)

          10.13          -- Agreement of Shareholders dated September 7, 1995, by and among the Company, First Reserve Fund V, Limited
                            Partnership, First Reserve Secured Energy Assets Fund,
                            Limited Partnership, American Gas & Oil Investors,
                            Limited Partnerships, AmGO II, Limited Partnership, AmGO
                            III, Limited Partnership, J. W. Decker, COMDISCO, Inc.,
                            Odyssey Partners, L. P. and Floyd C. Wilson (Incorporated
                            by reference to Exhibit 10.12 of the Company's 1995
                            Annual Report on Form 10-K)
          10.14          -- Registration Rights Agreement dated September 7, 1995, by and among the Company Hugoton Energy Corporation, Odyssey
                            Partners, L.P., Cramer, Rosenthal, McGlynn, Inc.,
                            American Gas & Oil Investors, AmGO II, AmGO III, First
                            Reserve Secured Energy Assets Fund, First Reserve Fund V,
                            COMDISCO, Inc. and Floyd C. Wilson (Incorporated by
                            reference to Exhibit 10.13 of the Company's 1995 Annual
                            Report on Form 10-K)
          10.15          -- Purchase and Sale Agreement dated December 28, 1995 by
                            and between Shield Petroleum Incorporated, P&M Properties
                            and the Company (Incorporated by reference to Exhibit
                            10.15 of the Company's 1996 Annual Report on Form 10-K)
          10.16          -- Purchase and Sale Agreement dated June 18, 1996 by and
                            between Shield Petroleum Incorporated and the Company
                            (Incorporated by reference to Exhibit 10.16 of the
                            Company's 1996 Annual Report on Form 10-K)
          21.1           -- List of subsidiaries of the Company (Incorporated by
                            reference to Exhibit 21.1 of the Company's 1995 Annual
                            Report on Form 10-K)
          23.1           -- Consent of Ernst & Young LLP
          23.2           -- Consent of Ryder Scott Company
          23.3*          -- Consent of Vinson & Elkins L.L.P. [included in Exhibit
                            5.1]
          24.1           -- Power of Attorney (included on the signature page to this
                            Registration Statement) (Incorporated by reference to
                            Exhibit 24.1 of the Registrant's Registration Statement
                            on Form S-1, Registration No. 33-70924)


---------------

 * Filed herewith.


     (b) Consolidated Financial Statement Schedules, Years ended December 31, 1994, 1995 and 1996.


     The following Financial Statement Schedules are included in Part II of this Registration Statement:

Hugoton Energy Corporation:
     Report of Independent Auditors
     Schedule II   -- Valuation and Qualifying Accounts

     All other schedules are omitted because the required information is inapplicable or the information is presented in the Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, State of Kansas, on March 4, 1997.


                                            HUGOTON ENERGY CORPORATION


                                            By:      /s/ W. MARK WOMBLE

                                              ----------------------------------

                                                        W. Mark Womble


                                                 Executive Vice President and


                                                   Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                          *                            Chairman of the Board, President  March 4, 1997
-----------------------------------------------------    and Chief Executive Officer
                   Floyd C. Wilson

                 /s/ W. MARK WOMBLE                    Executive Vice President, Chief   March 4, 1997
-----------------------------------------------------    Financial Officer (Principal
                   W. Mark Womble                        Financial Officer) and
                                                         Director

                          *                            Executive Vice President and      March 4, 1997
-----------------------------------------------------    Director
                    J. W. Decker

                          *                            Controller (Principal Accounting  March 4, 1997
-----------------------------------------------------    Officer)
                  Shane M. Bayless

                          *                            Director                          March 4, 1997
-----------------------------------------------------
                   Stephen Berger

                          *                            Director                          March 4, 1997
-----------------------------------------------------
                  David S. Elkouri

                          *                            Director                          March 4, 1997
-----------------------------------------------------
                 John T. McNabb, II

                          *                            Director                          March 4, 1997
-----------------------------------------------------
                  Alan J. Andreini

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----

                                                       Director                          March 4, 1997
-----------------------------------------------------
                 William E. Macaulay

                          *                            Director                          March 4, 1997
-----------------------------------------------------
                   Jonathan Linker

               *By: /s/ W. MARK WOMBLE
  ------------------------------------------------
          W. Mark Womble, Attorney in Fact

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Hugoton Energy Corporation

We have audited the consolidated financial statements of Hugoton Energy Corporation as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated February 7, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Wichita, Kansas
February 7, 1997

                                                                     SCHEDULE II

                           HUGOTON ENERGY CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

---------------------------------------------------------------------------------------------------
                                                BALANCE AT                               BALANCE AT
                                                BEGINNING                                  END OF
                 DESCRIPTION                    OF PERIOD     ADDITIONS    DEDUCTIONS      PERIOD
---------------------------------------------------------------------------------------------------
Year ended December 31, 1996:
  Allowance for doubtful accounts.............     $155         $ --         $  (9)         $146
Year ended December 31, 1995:
  Allowance for doubtful accounts.............      159           --(B)         (4)          155
  Valuation allowance for deferred tax
     assets...................................      623          376          (999)           --
Year ended December 31, 1994:
  Allowance for doubtful accounts.............      326           --          (167)          159
  Valuation allowance for deferred tax
     assets...................................      963          310(A)       (650)          623

---------------

(A) During 1994, in connection with a stock acquisition, the Company recorded a deferred tax liability of $650,000 for the financial statement/tax bases difference in the underlying assets. Such taxable differences enabled the Company to reduce its valuation allowance by the same amount. The benefit of reducing the valuation allowance was recorded as a reduction to the intangibles recorded in the acquisition in accordance with SFAS 109.

(B) At December 31, 1995, the Company decreased its valuation allowance to zero as a result of the Company's acquisition of COG, whereby the allocated value of the acquired assets exceeded the historical tax basis by an amount which will enable the Company to realize the deferred assets recorded.

                               INDEX TO EXHIBITS


           1.1*          -- Form of Underwriting Agreement
           2.1           -- Agreement and Plan of Merger, dated May 26, 1995, by and among Hugoton Energy Corporation, Oil & Gas, Inc. and
                            Hugoton Exploration Corporation (Incorporated by
                            reference to Exhibit 4.4 of the Registration Statement on
                            Form S-3, Registration No. 33-97366)
           2.2           -- Amendment to Agreement and Plan of Merger, dated August
                            3, 1995 by and among Hugoton Energy Corporation,
                            Consolidated Oil & Gas, Inc. and Hugoton Exploration
                            Corporation (Incorporated by reference to Exhibit 4.4 of
                            the Registration Statement on Form S-3, Registration No.
                            33-97366)
           3.1           -- Restated Articles of Incorporation of the Company, as
                            amended (Incorporated by reference to Exhibit 3.1 of the
                            Registration Statement on Form S-1, Registration No.
                            33-70924)
           3.2           -- Bylaws of the Company, as amended (Incorporated by
                            reference to Exhibit 3.2 of the Registration Statement on
                            Form S-1, Registration No. 33-70924)
           4.1           -- Specimen Common Stock certificate (Incorporated by
                            reference to Exhibit 4.1 of the Registration Statement on
                            Form S-1, Registration No. 33-70924)
           5.1*          -- Opinion and Consent of Vinsons & Elkins L.L.P.
          10.1           -- Employment Agreement, dated September 1, 1995 between the
                            Company and Floyd C. Wilson (Incorporated by reference to
                            Exhibit 10.1 of the Company's 1995 Annual Report on Form
                            10-K)
          10.2           -- Employment Agreement, dated September 7, 1995 between the
                            Company and Jay W. Decker (Incorporated by reference to
                            Exhibit 10.2 of the Company's 1996 Annual Report on Form
                            10-K)
          10.3           -- Employment Agreement, dated December 16, 1996 between the
                            Company and W. Mark Womble (Incorporated by reference to
                            Exhibit 10.3 of the Company's 1996 Annual Report on Form
                            10-K)
          10.4           -- 1993 Stock Option Plan (Incorporated by reference to
                            Exhibit 10.12 of the Registration Statement on Form S-1,
                            Registration No. 33-70924)
          10.5           -- 401(k) Employee Benefit Plan (Incorporated by reference to Exhibit 10.13 of the Registration Statement on Form
                            S-1, Registration No. 33-70924)
          10.6           -- Nonemployee Directors' Stock Option Plan (Incorporated by
                            reference to Exhibit 10.14 of the Registration Statement
                            on Form S-1, Registration No. 33-70924)
          10.7           -- 1995 Stock Option Plan (Incorporated by reference to
                            Exhibit 4.1 of the Registration Statement on Form S-8,
                            Registration No. 33-97092)
          10.8           -- Loan Agreement, dated September 7, 1995, by and among the
                            Company, Amgas Corporation, Hugoton Exploration
                            Corporation, Tiffany Gathering Inc., Bank One, Texas
                            N.A., Texas Commerce Bank National Association, Bank of
                            Montreal, Wells Fargo Bank, National Association,
                            Meespierson N.V., Credit Lyonnais Cayman Island Branch
                            and Bank of Scotland, and Bank One, Texas N.A. as Agent,
                            and Texas Commerce Bank National Association as Co-agent
                            (Incorporated by reference to Exhibit 10.8 of the
                            Company's 1995 Annual Report on Form 10-K)
          10.9           -- First Amendment to Loan Agreement dated January 22, 1996, by and among the Company, Amgas Corporation, Hugoton
                            Exploration Corporation, HEC Trading Company, Tiffany
                            Gathering, Inc., Bank One, Texas N.A., Texas Commerce
                            Bank National Association, Bank of Montreal, Wells Fargo
                            Bank, National Association, Meespierson N.V., Credit
                            Lyonnais Cayman Island Branch and Bank of Scotland, and
                            Bank One, Texas N.A. as Agent, and Texas Commerce Bank
                            National Association as Co-agent (Incorporated by
                            reference to Exhibit 10.9 of the Company's 1995 Annual
                            Report on Form 10-K)

          10.10          -- Second Amendment to Loan Agreement dated June 11, 1996, by and among the Company, Amgas Corporation, Hugoton
                            Exploration Corporation, HEC Trading Company, Tiffany
                            Gathering, Inc., Bank One, Texas N.A., Texas Commerce
                            Bank National Association, Bank of Montreal, Wells Fargo
                            Bank, National Association, Meespierson N.V., Credit
                            Lyonnais Cayman Island Branch and Bank of Scotland, and
                            Bank One, Texas N.A. as Agent, and Texas Commerce Bank
                            National Association as Co-Agent (Incorporated by
                            reference to Exhibit 10.10 of the Company's 1996 Annual
                            Report on Form 10-K)
          10.11          -- Purchase and sale agreement dated June 1, 1995 by and
                            between Mobil Oil Corporation and the Company
                            (Incorporated by reference to Exhibit 10.10 of the
                            Company's 1995 Annual Report on Form 10-K)
          10.12          -- Shareholder Agreement dated May 26, 1995, by and among
                            the Company, Consolidated Oil & Gas, Inc. and Odyssey
                            Partners, L.P. (Incorporated by reference to Exhibit
                            10.11 of the Company's 1995 Annual Report on Form 10-K)
          10.13          -- Agreement of Shareholders dated September 7, 1995, by and among the Company, First Reserve Fund V, Limited
                            Partnership, First Reserve Secured Energy Assets Fund,
                            Limited Partnership, American Gas & Oil Investors,
                            Limited Partnerships, AmGO II, Limited Partnership, AmGO
                            III, Limited Partnership, J. W. Decker, COMDISCO, Inc.,
                            Odyssey Partners, L. P. and Floyd C. Wilson (Incorporated
                            by reference to Exhibit 10.12 of the Company's 1995
                            Annual Report on Form 10-K)
          10.14          -- Registration Rights Agreement dated September 7, 1995, by and among the Company Hugoton Energy Corporation, Odyssey
                            Partners, L.P., Cramer, Rosenthal, McGlynn, Inc.,
                            American Gas & Oil Investors, AmGO II, AmGO III, First
                            Reserve Secured Energy Assets Fund, First Reserve Fund V,
                            COMDISCO, Inc. and Floyd C. Wilson (Incorporated by
                            reference to Exhibit 10.13 of the Company's 1995 Annual
                            Report on Form 10-K)
          10.15          -- Purchase and Sale Agreement dated December 28, 1995 by
                            and between Shield Petroleum Incorporated, P&M Properties
                            and the Company (Incorporated by reference to Exhibit
                            10.15 of the Company's 1996 Annual Report on Form 10-K)
          10.16          -- Purchase and Sale Agreement dated June 18, 1996 by and
                            between Shield Petroleum Incorporated and the Company
                            (Incorporated by reference to Exhibit 10.16 of the
                            Company's 1996 Annual Report on Form 10-K)
          21.1           -- List of subsidiaries of the Company (Incorporated by
                            reference to Exhibit 21.1 of the Company's 1995 Annual
                            Report on Form 10-K)
          23.1           -- Consent of Ernst & Young LLP
          23.2           -- Consent of Ryder Scott Company
          23.3*          -- Consent of Vinson & Elkins L.L.P. [included in Exhibit
                            5.1]
          24.1           -- Power of Attorney (included on the signature page to this
                            Registration Statement) (Incorporated by reference to
                            Exhibit 24.1 of the Registrant's Registration Statement
                            on Form S-1, Registration No. 33-70924)

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 * Filed herewith.